EXHIBIT 99.1

ARRANGEMENT AGREEMENT

Nomad Royalty Company Ltd.

– and –

Coral Gold Resources Ltd.

August 23, 2020

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Currency	17
1.3	Interpretation Not Affected by Headings	18
1.4	Knowledge	18
1.5	Extended Meanings, Etc.	18
1.6	Date of any Action; Computation of Time	18
1.7	Schedules	19

Article 2 THE ARRANGEMENT		19
2.1	The Arrangement	19
2.2	Implementation Steps by the Company	20
2.3	Implementation Steps by the Purchaser	22
2.4	Interim Order	23
2.5	Circular	23
2.6	Court Proceedings	25
2.7	Dissent Rights	26
2.8	List of Securityholders	27
2.9	Securityholder Communications	28
2.10	Company Options	28
2.11	Payment of Consideration	29
2.12	Withholding Taxes	29
2.13	U.S. Securities Law Matters	30

Article 3 REPRESENTATIONS AND WARRANTIES		31
3.1	Representations and Warranties of the Company	31
3.2	Representations and Warranties of the Purchaser	74
3.3	Survival of Representations and Warranties	83

Article 4 COVENANTS		83
4.1	Covenants of the Company	83
4.2	Access to Information	92
4.3	Covenants of the Company in respect of the Arrangement	93
4.4	Covenants of the Purchaser in respect of the Arrangement	93
4.5	Mutual Covenants	94

4.6	Covenants Related to Regulatory Approvals	95
4.7	Resignations of Board	96
4.8	Indemnification and Insurance	96
4.9	Pre-Acquisition Reorganization	97
4.10	Control of Business.	98
4.11	Delisting	98
4.12	Covenants Related to Regulatory Proceedings	98

Article 5 ADDITIONAL AGREEMENTS		99
5.1	Acquisition Proposals	99
5.2	Termination Fee	106
5.3	Expenses	108

Article 6 TERMINATION		108
6.1	Termination	108
6.2	Void upon Termination	111
6.3	Notice and Cure Provisions	111

Article 7 CONDITIONS PRECEDENT		112
7.1	Mutual Conditions Precedent	112
7.2	Additional Conditions Precedent to the Obligations of the Company	113
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	114

Article 8 GENERAL		115
8.1	Privacy	115
8.2	Notices	116
8.3	Notices deemed given	117
8.4	Assignment	117
8.5	Benefit of Agreement	118
8.6	Third Party Beneficiaries	118
8.7	Time of Essence	118
8.8	Public Announcements	118
8.9	Governing Law; Attornment	119
8.10	Entire Agreement	119
8.11	Amendment	120
8.12	Waiver and Modifications	120
8.13	Severability	121
8.14	Mutual Interest	121
8.15	Further Assurances	121

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8.16	Injunctive Relief	122
8.17	No Personal Liability	122
8.18	Counterparts	122

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 23, 2020.

BETWEEN

Nomad Royalty Company Ltd., a corporation continued under the laws of Canada

(the “Purchaser”)

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Coral Gold Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia

(the “Company”).

WHEREAS the Purchaser:

•	pursuant to the Arrangement (as defined herein); and

•	as provided in this Agreement,

proposes to acquire all of the outstanding common shares of the Company that it does not hold;

AND WHEREAS the Company Board has unanimously determined (an interested director abstaining) after receiving financial and legal advice that:

•	the Arrangement is fair to the Company Shareholders;

•	the Arrangement is in the best interests of the Company; and

•	it would be in the best interests of the Company to enter into this Agreement;

and has resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

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ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement including the Schedules and recitals hereto, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith the following terms shall have the following meanings and grammatical variations thereof shall have the respective corresponding meanings:

“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginal Peoples with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest;

“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims, the issuance of any Permit that involves Aboriginal Claims and the duty to consult Aboriginal Peoples;

“Aboriginal Peoples” means any aboriginal peoples of the United States and includes any group of aboriginal peoples, including the Shoshone, Paiute and Washoe tribes;

“Acceptable Confidentiality Agreement” means, with respect to any third party (other than the Purchaser) a confidentiality agreement between the Company and such third party that, taken as a whole, is substantially similar to, and no less favourable to the Company than the Confidentiality Agreement and that contains:

(a) confidentiality restrictions that are no less favourable to the Company than those set out in the Confidentiality Agreement;

(b) restrictions on the acquisition of Company Shares or securities convertible into Company Shares that provide that such party may not acquire any of the issued and outstanding Company Shares for a period of not less than one year from the date of such confidentiality agreement;

(c) a standstill or similar provision that restricts such person from announcing an intention to acquire or acquiring any securities or assets of the Company for a period of not less than one year from the date of such confidentiality agreement and the making, or amendment, of an Acquisition Proposal, except that such provision may include an exception solely to the extent necessary to allow a person to make a non-public proposal to the Company Board, and does not restrict the Company from complying with its obligations under Article 5.

“Acquisition” means, with respect to any person, any purchase or other acquisition by such person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other person so that such other person becomes a subsidiary of the purchaser or of any of its affiliates) or of all or substantially all of the property of any other person, or (b) any division, business, project, operation or undertaking of any other person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other person;

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“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

“Acquisition Proposal” means, at any time after the entering into of this Agreement, whether or not in writing and whether in a single transaction or in a series of related transactions, any:

(a) proposal with respect to:

(i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than the Purchaser (or any affiliate of the Purchaser) beneficially owning Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares);

(ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of the Company or any of its subsidiaries; or

(iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company or any of its subsidiaries, or of voting or equity interests in one or more of the Company’s subsidiaries (including shares or other equity interest of subsidiaries), that:

(A) are or hold any of the Material Properties; or

(B) individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole), based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record,

(or any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions;

(b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing;

(c) modification or proposed modification of any such proposal, inquiry, expression, indication of interest or announcement; or

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(d) any other transaction or agreement, the consummation of which could reasonably be expected to materially impede, prevent or delay the transactions contemplated by this Agreement or completion of the Arrangement, in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this Agreement, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under Section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement as amended or varied from time to time in accordance with the terms of this Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Company Shareholders, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“Cautionary Statements” has the meaning ascribed thereto in Section 3.1;

“Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to applicable the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Collective Agreement” means any collective agreement, letters of understanding or letters of intent with any trade union or association that may qualify as a trade union that would cover employees of the Company or its subsidiaries;

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“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice;

“Company” has the meaning specified in the preamble;

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended January 31, 2020, 2019 and 2018 including, in each case, the notes thereto;

“Company Board” means the board of directors of the Company;

“Company Board Fairness Opinion” means the independent opinion of the Fairness Opinion Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable to the Company Shareholders under the Arrangement is fair to the Company Shareholders, from a financial point of view, to the Company Shareholders;

“Company Board Financial Advisor” means Cantor Fitzgerald Canada Corp.;

“Company Diligence Information” means, collectively, the materials posted to the data site hosted by Egnyte under the project name “Nomad / Project Scuba” by 5:00 p.m. (Vancouver time) on August 22, 2020;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser prior to the execution of this Agreement;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Optionholder” means a holder of one or more Company Options;

“Company Options” means, at any time, the outstanding options to acquire Company Shares granted pursuant to the Company Stock Option Plan, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Properties” means all Real Property and other operational facilities, leach piles, tailing facilities, waste rock dumps, camps and administration buildings, roads and other facilities and improvements directly or indirectly involved therein, the whole as listed in Schedule 3.1(r) of the Company Disclosure Letter, and all owned or leased personal property used, useful or held for use by Company or any of the Company’s subsidiaries, including, without limitation, all owned motor vehicles, trailers, depreciable plant and equipment, and all other production equipment and machinery;

“Company Public Disclosure Record” means all documents filed or furnished under applicable Securities Laws by or on behalf of the Company on SEDAR between January 1, 2019 and the date hereof;

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“Company Senior Management” means David Wolfin, President and Chief Executive Officer of the Company, Nathan Harte, Chief Financial Officer of the Company and Dorothy Chin, Corporate Secretary of the Company;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares of the Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

“Competition Act” means the Competition Act (Canada), as amended;

“Confidentiality Agreement” means the mutual confidentiality agreement dated as of March 11, 2020 between the Company and the Purchaser;

“Consideration” means, together, the Share Consideration and Non-Share Consideration, being the aggregate consideration to be received by the Company Shareholders pursuant to the Plan of Arrangement for each Company Share;

“Consideration Cash” means $0.05 in cash for each Company Share, being part of the Non-Share Consideration;

“Consideration Warrant” means one whole Nomad Share purchase warrant entitling the holder thereof to purchase one Nomad Share at a price equal to the Consideration Warrant Exercise Price, for a period of 24 months following the Effective Date, which warrant is exercisable (i) outside the United States by holders that are not U.S. Persons, or (ii) within the United States, by a holder that is a U.S. Person, if an exemption from registration under the U.S. Securities Act and state Securities Laws is available, and which warrant shall be transferable, subject to applicable Securities Laws; provided that if the daily volume weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Warrants, the Purchaser may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date;

“Consideration Warrant Exercise Price” means $1.71;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, purchase order, statement of work or other right or obligation (whether written or oral) to which the Company, or any of its subsidiaries, is a party or by which the Company, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

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“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Directors” means David Wolfin, Ronald Andrews, Andrew Kaplan, and Russell Price;

“Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, but does not include the payment of a dividend;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.1(d) of this Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Employee Plans” means each and every retirement, pension, supplemental pension, savings, retirement savings, bonus, profit sharing, deferred compensation, severance or termination pay (including any redundancy policy), change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation, stock purchase, stock option, phantom stock, share appreciation rights, fringe benefit or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, bargained or unbargained, insured or self-insured that is maintained or otherwise funded or contributed to, or required to be funded or contributed to, by or on behalf of the Company or its subsidiaries, or under which the Company or its subsidiaries pays premiums or benefits, for the benefit of its employees or any of them or the beneficiary of any of them or for the benefit of any consultant or other independent contractor who currently provides or formerly provided services to them or the beneficiary of any such consultant or other independent contractor, provided that an Employee Plan shall not include any statutory benefit plans which the Company or any of its subsidiaries is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Authorizations” means certificates of authorization, authorizations, Permits, consents, agreements (including any sewer surcharge agreement), instructions, directions or registrations issued, granted, conferred or required by a Government Authority with respect to any Environmental Laws;

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“Environmental Laws” means Laws relating to or otherwise imposing liability or standards of conduct with respect to reclamation or restoration of property; clean-up or abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public health and safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, to air, surface water and groundwater; and all other Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Existing Royalty Agreement” means the (i) asset purchase agreement dated June 20, 2016, as amended on July 29, 2016, November 17, 2016 and June 2, 2017, among, Coral Resources, Inc. a wholly-owned subsidiary of the Company, Marcus Corporation, a subsidiary of the Company, the Company and Barrick Cortez Inc.; (ii) mining claim deed with reservation of net smelter returns royalty dated effective June 7, 2017 between Coral Resources, Inc. and Barrick Cortez Inc.; and (iii) assignment and assumption of mining leases and option agreement with reservation of net smelter returns royalty dated effective June 7, 2017 between Coral Resources, Inc. and Barrick Cortez Inc., pursuant to which Coral Resources, Inc., is the beneficiary of the Robertson Royalty;

“Fairness Opinion Advisor” means PI Financial Corp.;

“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Nomad Shares and Consideration Warrants issuable as Consideration pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Fundamental Representations” means the representations and warranties of the Company in Sections 3.1(a)(i), 3.1(b), 3.1(c), 3.1(f), 3.1(l)(ii), 3.1(l)(iii), 3.1(gg), 3.1(hh), 3.1(ii) and 3.1(qq);

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the TSXV or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

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“Hazardous Substances” means any element, waste or other substance, including an odour, a sound or a vibration, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Laws pertaining to health and safety or Environmental Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, equipment and material containing polychlorinated biphenyls, mould, asbestos, asbestos-containing material, urea-formaldehyde and urea-formaldehyde-containing material;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” and “Indemnified Parties” have the meanings ascribed thereto in Section 4.8(a);

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

“Key Consents” means those consents, approvals and notices required from any third party under any Contracts or as otherwise required to proceed with the transactions contemplated by this Agreement, each as set out in Schedule 3.1(d) of the Company Disclosure Letter;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

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“Litigation” has the meaning ascribed thereto in Section 4.1(k);

“Lock-Up Agreement” means the lock-up agreement, dated effective on or before the Effective Date between the Purchaser and David Wolfin in substantially the form attached hereto as Schedule D;

“Material Adverse Effect” means, in respect of a person, any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the current or future business, operations, results of operations, capitalization, assets, liabilities (contingent or otherwise including any contingent liabilities that may arise through outstanding pending or threatened litigation), obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) or privileges of such person and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:

(a) any change in general political, economic or financial or capital market conditions in Canada or the United States;

(b) any change in Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c) any change affecting the global mining industry in general;

(d) any change affecting commodity markets in general;

(e) any change in the price of gold and silver;

(f) any change relating to currency exchange, interest rates or rates of inflation;

(g) any change in IFRS and the generally accepted accounting principles in Canada;

(h) in respect of the Company, anything that has been disclosed in the Company Public Disclosure Record (other than Cautionary Statements) or in the Company Disclosure Letter;

(i) in respect of the Purchaser, anything that has been disclosed in the Purchaser Public Disclosure Record (other than Cautionary Statements) or in the Purchaser Disclosure Letter;

(j) any failure by such person or any of its subsidiaries to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations (provided, that the underlying cause of any such change may be taken into account in determining whether there has been a Material Adverse Effect in respect of such person);

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(k) any change in the market price or trading volume of such person’s securities (provided, that the underlying cause of any such change may be taken into account in determining whether there has been a Material Adverse Effect in respect of such person);

(l) a change as a result of the announcement of the execution of this Agreement; or

(m) any securityholder class action, or other litigation arising from allegations of a breach of fiduciary duty with respect to this Agreement,

provided, however, the exclusion resulting from operation of each of clauses (a) through (m) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect such person and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which such person and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means:

(a) the Existing Royalty Agreement;

(b) any Contract involving the potential expenditure by or revenue to the Company or any of its subsidiaries of more than $100,000 in the aggregate or in excess of $50,000 in any Fiscal year;

(c) any Contract under which the Company or any of its subsidiaries is entitled to receive, or is actually or contingently obligated to make, annual payments in excess of $50,000 or aggregate payments in excess of $100,000;

(d) any other Contract, the breach, loss or termination of which would, or could reasonably be expected to, be material to Company or any of its subsidiaries or otherwise result in a Material Adverse Effect;

(e) any Contract which is a lease, concession, right or other interest for, or otherwise involves the use, possession or occupation of, any portion of the Real Property of the Material Properties that is material to the current, planned or expected development and operation of, or access to, the Material Properties;

(f) any Contract which is a partnership agreement, limited liability company agreement, joint venture or similar agreement;

(g) any Contract relating to the Acquisition or Disposition of any material business or any interest therein (whether by merger, sale of shares or other ownership interests, sale of assets or otherwise);

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(h) any Contract relating to any agreement, option or commitment to (i) acquire any securities of any person; (ii) acquire or lease real property; (iii) acquire or lease other assets which would require annual payments by Company and/or any of its subsidiaries in excess of $50,000 or aggregate payments by Company and/or any of its subsidiaries in excess of $100,000; or (iv) sell, dispose or otherwise transfer any assets with a book value in excess of $50,000 individually or $100,000 in the aggregate;

(i) any Contract relating to any outstanding indebtedness, including all loan agreements, notes, mortgages, indentures, security agreements or guarantees of the obligations of a third party (whether incurred, assumed, guaranteed or secured by any asset);

(j) any Contract in respect of the grant of the Mining and Exploration Rights that are material to the current, planned or expected development and operation of the Material Properties;

(k) any Contract that limits or restricts in any material respect the ability of the Company or any of its subsidiaries to engage in any line of business or carry on business in any geographic area or to compete with or, sell products to, any other person;

(l) any Contract relating to any interest rate, currency, equity or commodity swap, hedge, derivative, forward sale or off-take arrangement;

(m) any Collective Agreement or other Contract with any labor union or other representative of a group of employees; or

(n) any Contract that is material to the operational activities of the Company or any of its subsidiaries;

“Material Properties” means the Robertson Royalty, Norma Sass mining claims, Eagle mining claims, and JDN mining claims held by Coral Resources, Inc., and all located in Lander County, Nevada;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Mining and Exploration Rights” means, in respect of a person, all of such person’s mineral title and rights of exploitation, whether under law, contract or otherwise, including all mining licenses, mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting licenses and mining leases;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(n)(vi);

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“NI 43-101” means National Instrument 43-101 titled “Standards of Disclosure for Mineral Projects”, together with the Companion Policy thereto, as issued by the Canadian Securities Administrators and as amended from time to time;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Nomad Shares” means the common shares in the capital of the Purchaser, as currently constituted;

“Non-Share Consideration” means the Consideration Cash and 0.4 of a Consideration Warrant;

“Option Exercise and Termination Agreement” means an the agreements to be entered into by the Company and each of the holders of Company Options in a form satisfactory to the Purchaser, acting reasonably, pursuant to which each such holder has agreed or shall agree to exercise or surrender such Company Options in accordance with the provisions of Section 2.10(b) hereof, to be substantially in the form and content of Schedule E hereto;

“ordinary course of business” or “in the ordinary course”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“Outside Date” means November 30, 2020, or such later date as may be agreed to in writing by the Parties;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification (including land use and zoning), registration or other authorization (including an Environmental Authorization) of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented in accordance with this Agreement or Article 6 of the Plan of Arrangement, with the consent of the Company and the Purchaser, each acting reasonably, or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Proceedings” has the meaning ascribed thereto in Section 3.1(p);

“Purchaser” has the meaning specified in the preamble;

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“Purchaser Annual Financial Statements” means the financial statements annexed as Exhibits “B”, “D”, “F”, “H” and “J” to the filing statement of the Purchaser dated May 15, 2020 and filed on SEDAR on such date, including, in each case, the notes thereto;

“Purchaser Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Purchaser and delivered to and accepted by the Company prior to the execution of this Agreement;

“Purchaser Public Disclosure Record” means all documents filed or furnished under applicable Securities Laws by or on behalf of the Purchaser on SEDAR between January 1, 2019 and the date hereof;

“Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by the Company or any of its subsidiaries relating to the Material Properties (which as of the date hereof are as set forth in Schedule 4.1(j)), and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any governmental body, including any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by the Company or any of its subsidiaries at any time during the term of this Agreement, whether or not such ownership or interest is held continuously;

“Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities and relating to the Arrangement;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) and includes, in the case ofthe Company and the Company Board Financial Advisor;

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“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Robertson Property” means the advanced-stage exploration property located in eastern Lander County, Nevada, 60 miles southwest of Elko;

“Robertson Royalty” is a sliding scale 1% to 2.25% net smelter returns royalty on the Robertson Property pursuant to the Existing Royalty Agreement, located in the State of Nevada in the United States, payable quarterly, subject to certain potential advance royalty payments, as well as a right of first refusal enabling Barrick Cortez Inc. to acquire the net smelter royalty in the event that the Company wishes to sell the net smelter royalty to any third party;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Laws” means:

(a) the Securities Act and all other applicable Canadian provincial and territorial securities Laws; and

(b) the rules and regulations of the TSX and TSXV;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis Retrieval;

“Share Consideration” means 0.8 of a Nomad Share;

“subsidiary” means, with respect to a specified entity, any:

(a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c) a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

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“Superior Proposal” means a bona fide unsolicited Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that:

(a) is to acquire:

(i) not less than all of the outstanding Company Shares (on a fully diluted basis), other than Company Shares beneficially owned by the person making such Acquisition Proposal; or

(ii) all or substantially all of the assets of the Company on a consolidated basis;

(b) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith and after consulting with outside legal counsel and financial advisors, that the funds required to complete such Acquisition Proposal are available;

(c) is not subject to any due diligence and/or access condition;

(d) if it relates to the acquisition of the outstanding Company Shares, is made available to all Company Shareholders on the same terms and conditions;

(e) did not arise out of or relate to a breach of Section 5.1;

(f) the Company Board has determined in good faith and after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders from a financial point of view than the Arrangement (taking into account any amendment proposed to be made to this Agreement by the Purchaser in accordance with the terms of Article 5) and the failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties under applicable law; and

(g) the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal.

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(iv);

“Support Agreements” means the voting and support agreements, dated effective on or before the date hereof between the Purchaser and each of the Directors and Company Senior Management in substantially the form attached hereto as Schedule C, which agreements provide that such director and/or officer shall, among other things:

(a) vote all Company Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement, except to the extent as the votes of any registered or beneficial holder in accordance with MI 61, 101, as applicable; and

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(b) not dispose of their Company Shares;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tax” or “Taxes” means any and all taxes, duties, imposts, levies, premiums, assessments, tariffs, or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, income taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employment or unemployment insurance premiums, Canada Pension Plan and any other Governmental Authority pension plan premiums, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, environment taxes, and transfer taxes, together with any interest, penalties (including transfer pricing penalties), and additions payable in respect thereof, whether disputed or not;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Technical Report” means the technical report titled “Preliminary Economic Assessment on the Robertson Property” with an effective date of January 15, 2012 prepared by Beacon Hill Consultants (1988) Ltd. in conjunction with Knight Piésold Ltd., SRK Consulting (U.S.), Inc. and Kaehne Consulting Ltd.;

“Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Unit” means a unit consisting of one Nomad Share and one-half of one Consideration Warrant;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2 Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

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1.3 Interpretation Not Affected by Headings

(a) The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(b) The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof.

(c) Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4 Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the actual knowledge and information of the Company Senior Management, after making all reasonable inquiries as are necessary in the circumstances regarding the relevant matter.

1.5 Extended Meanings, Etc.

(a) Unless the context otherwise requires, words importing the singular number also include the plural and vice versa; words importing any gender include all genders.

(b) The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”.

(c) All accounting terms are to be interpreted in accordance with IFRS.

(d) All determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(e) Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated or otherwise.

1.6 Date of any Action; Computation of Time

(a) If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

(b) A period of time is to be computed as beginning on the day following the event that began the period and ending, if the last day of the period is:

(i) a Business Day, then at 4:30 p.m. (Vancouver time) on the last day of the period; and

(ii) is not a Business Day, then at 4:30 p.m. (Vancouver time) on the next Business Day.

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1.7 Schedules

The following Schedules to this Agreement are an integral part of this Agreement:

Schedule A - Form of Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C – Form of Support Agreement

Schedule D – Form of Lock-Up Agreement

Schedule E – Form of Option Exercise and Termination Agreement

ARTICLE 2

THE ARRANGEMENT

2.1 The Arrangement

(a) The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b) From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement.

(c) The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at the offices in Vancouver, British Columbia of Fasken Martineau DuMoulin LLP, or at such other time or such other place as may be agreed to by the Parties.

(d) The Effective Date shall occur:

(i) on the date that is three Business Days following satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date); or

(ii) at such other date as may be agreed to by the Parties.

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2.2 Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will promptly:

(a) subject to compliance with applicable Securities Laws:

(i) as soon as reasonably practicable after the execution of this Agreement; or

(ii) such later time prior to the next opening of markets in Toronto as is agreed to by the Company and the Purchaser,

(b) issue a news release announcing:

(i) the execution of this Agreement;

(ii) the Company Board has unanimously determined, that the Arrangement is:

(A) fair to the Company Shareholders; and

(B) in the best interests of the Company;

(iii) the Company Board has unanimously resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and

(iv) each Director and Company Senior Management has signed a Support Agreement pursuant to which, and subject to the terms thereof, they have agreed to vote all Company Shares held by him or her in favour of the Arrangement Resolution, which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably;

(c) file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(d) as soon as reasonably practicable after the execution of this Agreement and, in any event, within 28 days of the date of this Agreement, make application for a hearing before the Court pursuant to Section 291 of the BCBCA, seeking the Interim Order, in a manner and form acceptable to the Purchaser and the Company, each acting reasonably;

(e) proceed with such application and diligently pursue obtaining the Interim Order;

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(f) lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company’s notice of articles and articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued, and in any event, not later than 40 days after the Interim Order is issued, for the purpose of having the Company Shareholders consider the Arrangement Resolution; provided, however, that, if the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Company Meeting to (i) a date specified by the Purchaser that is not later than six Business Days after the date on which the Company Meeting was originally scheduled to be held, or (ii) if the Purchaser does not specify such date, the sixth Business Day after the date on which the Company Meeting was originally scheduled to be held;

(g) solicit, from the Company Shareholders, proxies in favour of the approval of the Arrangement Resolution including, at the request and expense of the Purchaser, engaging the services of a proxy solicitation agent to solicit proxies in favour of the approval of the Arrangement Resolution provided that the Company shall not be required to continue to solicit proxies in favour of the Arrangement Resolution where there has occurred a Change of Recommendation;

(h) (i) provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation agents, as reasonably requested from time to time by the Purchaser, (ii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iii) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions;

(i) consult with the Purchaser in fixing the date of the Company Meeting;

(j) give notice to the Purchaser of the Company Meeting;

(k) advise the Purchaser:

(i) as reasonably requested; and

(ii) on a daily basis commencing 10 Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(l) allow Representatives of the Purchaser to attend the Company Meeting;

(m) other than as contemplated under Section 2.2(f) not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Company’s articles;

(n) subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Company Meeting and, in any event, not later than two Business Days thereafter or as otherwise agreed to between the Parties, make an application to the Court pursuant to Section 291 of the BCBCA for the Final Order;

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(o) proceed with such application and diligently pursue obtaining the Final Order;

(p) if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, then do so after prior notice to, and in consultation and cooperation with, the Purchaser;

(q) subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement; and

(r) carry out the terms of the Plan of Arrangement applicable to it prior to the Outside Date.

Notwithstanding the provisions of this Section 2.2, the parties hereto agree to negotiate in good faith to attempt to agree on a process for expediting the holding of the Company Meeting.

2.3 Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will:

(a) cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order;

(b) subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement; and

(c) carry out the terms of the Plan of Arrangement applicable to it prior to the Outside Date.

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2.4 Interim Order

The application referred to in Section 2.2(d) shall, unless the Company and the Purchaser agree otherwise, include a request that the Interim Order provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and the manner in which such notice is to be provided;

(b) for a record date, for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting, of not later than the date of the issue of the Initial Order, which date shall be fixed and published by the Company in consultation with the Purchaser;

(c) that the Company Meeting may be adjourned or postponed from time to time by the Company subject to the terms of this Agreement without the need for additional approval by the Court;

(d) that the requisite approvals of the Arrangement Resolution will be at least:

(i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting; and

(ii) a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, after excluding the votes of any persons whose votes must be excluded, all in accordance with MI 61-101, if applicable;

(e) that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements with respect to meetings of Company Shareholders and other matters, shall apply with respect to the Company Meeting;

(f) for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares, as contemplated in the Plan of Arrangement; and

(g) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed), the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5 Circular

(a) Subject to the Purchaser complying with Section 2.5(c), the Company will, in consultation with the Purchaser:

(i) as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Circular together with any other documents required by the BCBCA or any other applicable Laws in connection with the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting; and

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(ii) as soon as reasonably practicable after the issuance of the Interim Order, cause the Circular to be sent to the Company Shareholders in compliance with the abridged timing requirements contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b) The Company shall ensure that the Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference):

(i) will not contain any misrepresentation (other than in each case with respect to any information furnished in writing by the Purchaser); and

(ii) provides the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(c) The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Circular and the Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Circular pursuant to applicable Laws and any other documents related thereto. The Purchaser will ensure all such information will not contain any misrepresentations.

(d) Prior to filing the Circular with applicable Governmental Authorities and printing and mailing the Circular to the Company Shareholders, the Company will:

(i) provide the Purchaser and legal counsel to the Purchaser with a reasonable opportunity to review and comment on drafts of the Circular and other documents related thereto; and

(ii) give reasonable consideration to such comments.

(e) All information relating solely to the Purchaser included in the Circular shall:

(i) be provided by the Purchaser in accordance with Section 2.5(c); and

(ii) be in form and content satisfactory to the Purchaser, acting reasonably.

(f) The Circular will include:

(i) a copy of the Company Board Fairness Opinion;

(ii) a statement that the Company Board has unanimously determined (with only an interested director abstaining), that the Arrangement is:

(A) fair to the Company Shareholders; and

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(B) in the best interests of the Company;

(iii) the unanimous recommendation of the Company Board (with only an interested director abstaining) that the Company Shareholders vote in favour of the Arrangement Resolution;

(iv) the rationale for that recommendation; and

(v) a statement that each Director and Company Senior Management has signed a Support Agreement pursuant to which, and subject to the terms thereof, they have agreed to vote all Company Shares held by him in favour of the Arrangement Resolution, to the extent permitted by applicable Laws;

(g) The Company and the Purchaser will each promptly notify the other if, at any time before the Effective Date, it becomes aware (in the case of the Company, only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Circular or any other document referred to in Section 2.5(f):

(i) contains any misrepresentation; or

(ii) otherwise requires any amendment or supplement,

and promptly deliver written notice to the other Party setting out full particulars thereof.

(h) The Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any:

(i) required supplement or amendment to the Circular or such other document, as the case may be; and

(ii) related news release or other document necessary or desirable in connection therewith.

(i) The Company shall keep the Purchaser fully informed, in a timely manner, of any requests or comments made by the Canadian regulatory authorities and/or the TSXV in connection with the Circular.

2.6 Court Proceedings

(a) The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments.

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(b) The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

(c) Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement.

(d) The Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such legal counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

(e) The Company will provide the Purchaser, on a timely basis, with:

(i) copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of:

(A) the application for the Interim Order or the Final Order; or

(B) any appeal therefrom;

and

(ii) any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to:

(A) oppose the granting of the Interim Order or the Final Order; or

(B) appeal the Interim Order or the Final Order.

2.7 Dissent Rights

(a) The Company will give the Purchaser prompt notice of receipt of any:

(i) written notice of any dissent or purported exercise by any Company Shareholder of Dissent Rights;

(ii) withdrawal of such a notice; and

(iii) other instruments served pursuant to Dissent Rights and received by the Company.

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(b) The Company shall not:

(i) make any payment or settlement offer;

(ii) agree to any such settlement; or

(iii) conduct any negotiations,

prior to the Effective Time with respect to any such dissent, notice or instrument, unless the Purchaser, acting reasonably, shall have given its written consent.

2.8 List of Securityholders

(a) Upon the reasonable request from time to time of the Purchaser, the Company will promptly provide the Purchaser with lists (in electronic form) of the:

(i) Registered:

(A) Company Shareholders; and

(B) Company Option holders,

together with their addresses and their respective holdings of Company Shares and Company Options, as applicable;

(ii) names and addresses and respective holdings of all persons having rights (other than the Company Options) issued or granted by the Company to acquire or otherwise related to Company Shares; and

(iii) names of non-objecting beneficial owners of Company Shares and participants in bookbased nominee registers (such as CDS & Co., Cede & Co. and the Depositary Trust Company), together with their respective addresses and holdings of Company Shares.

(b) The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including:

(i) updated or additional lists of Company Shareholders and Company Optionholders;

(ii) information regarding beneficial ownership of Company Shares; and

(iii) other assistance as the Purchaser may reasonably request.

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2.9 Securityholder Communications

(a) The Purchaser and the Company agree to cooperate in the preparation of any presentations regarding the Arrangement, including to any:

(i) Company Shareholders;

(ii) other securityholders of the Company; or

(iii) the analyst community,

provided, however, that the foregoing shall be subject to the Purchaser’s and the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

(b) The Purchaser and the Company agree to consult with the other in connection with any formal meeting relating to the Arrangement that it may have, including with:

(i) Company Shareholders;

(ii) other securityholders of the Company; or

(iii) analysts,

provided, however, that the foregoing shall be subject to the Purchaser’s and the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

2.10 Company Options

Subject to the terms and conditions of this Agreement:

(a) the vesting of all outstanding Company Options disclosed to the Purchaser in Schedule 2.10 of the Company Disclosure Letter will be accelerated pursuant to the terms of the Company Stock Option Plan;

(b) the Company shall use all commercially reasonable efforts to obtain an Option Exercise and Termination Agreement signed by each holder of Company Options, which Option Exercise and Termination Agreement shall provide that such holder of Company Options agrees, for all granted and outstanding Company Options held by such holder to: (A) exercise effective immediately before the Effective Time such Company Options for Company Shares in accordance with the terms of the Company Stock Option Plan and the Option Exercise and Termination Agreement (subject to the remittance by such holder of Company Options to the Company of cash in an amount equal to the amount of Taxes, if any, required to be remitted by Company in connection with such exercise); or (B) surrender effective immediately before the Effective Time all Company Options that have not been exercised in accordance with (A) above, for cancellation;

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(c) each Company Option may be exercised prior to the Effective Date and any remaining unexercised Company Option by such date shall be terminated in accordance with the terms of the Company Stock Option Plan and the corresponding Option Exercise and Termination Agreement, and the Company shall take all such actions as may be necessary or desirable to give effect to the foregoing.

2.11 Payment of Consideration

The Purchaser will, following receipt by the Company of the Final Order and Regulatory Approvals, ensure that on the Effective Date the Depositary has been provided with:

(a) sufficient funds in escrow to satisfy the aggregate Consideration Cash payable to the Company Shareholders;

(b) sufficient Consideration Warrants to satisfy the aggregate Non-Share Consideration; and

(c) sufficient Nomad Shares to satisfy the aggregate Share Consideration,

pursuant to the Plan of Arrangement (such Consideration not to include payments to Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.12 Withholding Taxes

(a) The Purchaser and the Depositary, as the case may be, will be entitled to deduct and withhold from any amount otherwise payable to any person, including any Company Shareholder and any Company Shareholder exercising Dissent Rights, under the Plan of Arrangement or this Agreement, as applicable, such amounts as the Purchaser or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of any applicable federal, provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Purchaser or the Depositary, as the case may be.

(b) For the purposes of such deduction and withholding:

(i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and

(ii) such deducted or withheld amounts shall be remitted to the appropriate Governmental Authority in the time and manner required by the applicable Law by or on behalf of the Purchaser or the Depositary, as the case may be.

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(c) Without limiting the foregoing, any statutorily required withholding obligation with regard to any Company Shareholder or any other person pursuant to this Arrangement Agreement may be satisfied by selling on such person’s behalf a portion of the Nomad Shares or Consideration Warrants to be delivered to such person.

2.13 U.S. Securities Law Matters

(a) The Parties agree that the Arrangement will be carried out with the intention that all of the Share Consideration and the Consideration Warrants issued on completion of the Arrangement will be issued by the Purchaser in reliance on:

(i) the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof; and

(ii) pursuant to exemptions from applicable state securities laws.

(b) In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other United States Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(i) the Arrangement will be subject to the prior approval of the Court after a hearing;

(ii) prior to the hearing required to issue the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

(iii) prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Circular together with any other documents required: A) for the Court to determine that the Arrangement is fair to the Company Shareholders; or (B) by Law in connection with the Company Meeting;

(iv) the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Shareholders;

(v) the Company will ensure that each Company Shareholder will be given adequate notice:

(A) advising them of their right to attend the hearing of the Court to consider approval of the Arrangement; and

(B) providing them with sufficient information necessary for them to exercise such right;

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(vi) the Company Shareholders entitled to receive Share Consideration and Consideration Warrants will be advised that the Nomad Shares and the Consideration Warrants issued pursuant to the Arrangement:

(A) have not been registered under the U.S. Securities Act; and

(B) will be issued by the Purchaser in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act;

(vii) the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Company Shareholders;

(viii) the Interim Order will specify that each Company Shareholder, so long as they enter an appearance within a reasonable time, will have the right to appear before the Court at the hearing of the Court to consider approval of the Arrangement; and

(ix) the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis for the exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Nomad Royalty Company Ltd. pursuant to the Plan of Arrangement.”

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

Except as disclosed in the Company Public Disclosure Record, it being understood and agreed that any disclosure in the Company Public Disclosure Record (but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Company Public Disclosure Record that is cautionary, predictive or forward-looking in nature (“Cautionary Statements”)) shall be deemed disclosed with respect to any Section of this Section 3.1 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is applicable to such Section, or as disclosed in the Company Disclosure Letter, it being understood and agreed that any disclosure in the Company Disclosure Letter with respect to one Section shall be deemed disclosed with respect to any Section of this Section 3.1 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is also applicable to such Section, the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

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(a) Organization and Qualification.

(i) The Company:

(A) has been duly incorporated and validly exists;

(B) is in good standing under the BCBCA;

(C) has the requisite corporate and legal power and capacity to:

(I) own its assets as now owned; and

(II) carry on its business as it is now being carried on; and

(D) is duly registered, licensed, or otherwise qualified to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such registration or authorization and qualification necessary.

(ii) The Company Diligence Information includes complete and correct copies of the:

(A) constating documents of the Company, as amended to the date of this Agreement; and

(B) the resolutions or minutes of all meetings (other than meetings for which resolutions or minutes have not been finalized) of:

(I) the Company Shareholders;

(II) the Company Board (excluding any minutes, or portion thereof of the Company Board in relation to this Agreement); and

(III) each committee of the Company Board,

and the Company has not taken any action to amend or supersede such documents.

(b) Subsidiaries.

(i) All of the Company’s direct or indirect subsidiaries, the Company’s ownership interest therein, and the U.S. federal income tax classification of each such subsidiary are listed in Schedule 3.1(b) of the Company Disclosure Letter.

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(ii) Each of the Company’s subsidiaries:

(A) has been duly incorporated and is a corporation validly subsisting under the Laws of its jurisdiction of incorporation;

(B) has all requisite corporate power and authority to:

(I) carry on its business as now conducted; and

(II) own or lease and to operate its properties and assets now owned or leased,

(C) is duly registered, licensed, or otherwise qualified to carry on business and is in good standing in each jurisdiction in which:

(I) the nature or character of its properties and assets, owned, leased or operated by it; or

(II) the nature of its business or activities, makes such registration or authorization and qualification necessary, except where the failure to be so qualified has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Except as set forth in Schedule 3.1(b) of the Company Disclosure Letter, the Company is the direct registered and beneficial owner of all of the outstanding common shares or other equity or ownership interests of its subsidiaries, free and clear of any Liens and all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity or ownership interests have been issued in violation of any pre-emptive or similar rights.

(iv) Except as disclosed in Schedule 3.1(b) of the Company Disclosure Letter, except for the shares or other equity or ownership interests owned by the Company in any subsidiary, the Company does not own, beneficially or of record, any equity or ownership interests of any kind in any other person.

(c) Authority Relative to this Agreement.

(i) The Company has the requisite corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and (subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and under all such agreements and instruments and to complete the transactions contemplated by this Agreement.

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(ii) The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize:

(A) the execution and delivery by it of this Agreement;

(B) the performance by the Company of its obligations under the Agreement; or

(C) subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution and the Final Order as contemplated in Section 2.2, the completion by the Company of the transactions contemplated hereby, including the completion of the Arrangement.

(iii) This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to:

(A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally;

(B) general principles of equity and public policy; and

(C) the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d) Required Approvals.

(i) No material authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement and the other transactions contemplated hereby or the ability of the Purchaser to conduct its material operations, other than the following:

(A) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

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(B) the Final Order, and any filings required in order to obtain the Final Order; and

(C) such filings and other actions required under applicable Securities Laws and the rules and policies of the TSXV as are contemplated by this Agreement.

(ii) The Key Consents disclosed in Schedule 3.1(d) of the Company Disclosure Letter are the only consents, approvals and notices required from any third party in order for the Company to proceed with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(e) No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(d), the execution and delivery by the Company of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not violate, conflict with or result in a breach of any provision of the constating documents of the Company or those of any of its subsidiaries or affiliates, and will not:

(i) Violate, conflict with or result in a breach of:

(A) any Material Contract, or any material authorization, note, bond, mortgage, indenture, instrument, agreement, lease, or Permit to which the Company or any of its subsidiaries or affiliates is a party, or by which the Company or any of its subsidiaries or affiliates is bound;

(B) any Law to which the Company or any of its subsidiaries or affiliates is subject or by which the Company or any of its subsidiaries or affiliates is bound; or

(C) any judgment, decree, order, or award of any Governmental Authority or arbitrator;

(ii) except as disclosed in Schedule 3.1(e) of the Company Disclosure Letter, give rise to any right of termination, cancellation, change of any right or obligation, loss of any benefit to which the Company or any of its subsidiaries are entitled or acceleration of any indebtedness under any such Material Contract, or such material authorization, note, bond, mortgage, indenture, instrument, agreement, lease or Permit;

(iii) result in the creation or imposition of any Liens upon any of the properties or assets of the Company or any of its subsidiaries or affiliates or restrict, hinder, impair or limit the ability of the Company or any of its subsidiaries or affiliates to conduct its business as and where it is now being conducted; or

(iv) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such Material Contract, or material authorization, note, bond, mortgage, indenture, instrument, agreement, lease or Permit.

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(f) Capitalization.

(i) The authorized capital of the Company consists of an unlimited number of Company Shares.

(ii) As at August 22, 2020, there were:

(A) 46,165,337 Company Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable; and

(B) 4,032,500 Company Options outstanding under the Company Stock Option Plan providing for the issuance of 4,032,500 Company Shares upon the exercise thereof.

(iii) All securities of the Company have been issued in compliance with all applicable Laws, including Securities Laws.

(iv) No Company Shares have been issued and no Company Options have been granted in violation of any pre-emptive right or similar rights applicable to them.

(v) There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Shares.

(vi) Except as disclosed in Schedule 3.1(f) of the Company Disclosure Letter and except for the Company Options described in Section 3.1(f)(ii), neither the Company nor any of its subsidiaries has:

(A) any other outstanding agreement, rights plan, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual) of any character whatsoever; nor

(B) granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it,

to issue, or sell, any Company Shares or other securities of the Company, including any security or obligation of any kind convertible into or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any Company Shares or other security of the Company or any of its subsidiaries.

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(vii) Except as disclosed in Schedule 3.1(f) of the Company Disclosure Letter, the Company Shares are listed on the TSXV and trade on the TSXV, except for such listings and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market.

(viii) Schedule 3.1(f) of the Company Disclosure Letter sets out:

(A) a complete and correct list of all outstanding Company Options;

(B) the number of Company Shares subject to such Company Options;

(C) the grant date, exercise price, vesting schedule and expiration date, as applicable, and the names of the holders of such Company Options; and

(D) whether each such holder is a current director of the Company or current officer, employee or consultant of the Company.

(ix) All Company Shares that may be issued pursuant to the exercise of outstanding Company Options:

(A) will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable;

(B) are not and will not be subject to or issued in violation of any Law or any pre-emptive rights; and

(C) have been recorded on the Company’s financial statements in accordance with IFRS.

(x) All dividends and distributions on securities of the Company that have been declared or authorized have been paid in full.

(xi) Other than the Company Options described in Section 3.1(f)(ii), there are no outstanding securities, bonds, debentures or other evidences of indebtedness of the Company or its subsidiaries that have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Company Shares on any matter. No holder of securities issued by the Company or its subsidiaries has any right to compel the Company or its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

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(g) Shareholder and Similar Agreements. Except as disclosed in Schedule 3.1(g) of the Company Disclosure Letter, the Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(h) Reporting Issuer Status and Securities Laws Matters.

(i) The Company is:

(A) a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario; and

(B) not on the list of reporting issuers in default under applicable Securities Laws,

and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company.

(ii) The Company:

(A) is not in default of any material provision of applicable Securities Laws or the rules and regulations of the TSXV;

(B) has not taken any action to cease to be a reporting issuer in any province of Canada; and

(C) has not received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company.

(iii) The Company:

(A) is a Foreign Private Issuer (as defined in Rule 3b-4 under the U.S. Exchange Act);

(B) has no class of securities outstanding that is or is required to be registered under section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act;

(C) is not, and is not required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended; and

(D) has timely filed all forms, reports, schedules, declarations, statements, applications and other documents required to be filed with the U.S. Securities Exchange Commission since January 1, 2015 (collectively, the “Company Reports”), each of which, when filed, complied in all material respects with the applicable requirements of the U.S. Securities Act and the U.S. Exchange Act, each as in effect on the date so filed. None of the Company Reports (including any financial statements or schedules included or incorporated by reference therein), when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to the Purchaser copies of all correspondence between the U.S. Securities Exchange Commission, on the one hand, and the Company and any of its subsidiaries, on the other hand, since January 1, 2015 under the U.S. Securities Act and the U.S. Exchange Act.

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(iv) There are no current, pending, or, to the knowledge of the Company, threatened proceedings before any Governmental Authority relating to any alleged non-compliance with any applicable Securities Laws.

(v) Trading in the Company Shares on the TSXV is not currently halted or suspended.

(vi) No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Company is pending, in effect, or, to the knowledge of the Company, threatened or is expected to be implemented or undertaken.

(vii) The Company is not subject to any formal or, to the knowledge of the Company, informal review, enquiry, investigation or other proceeding relating to any order or restriction.

(viii) Except as set forth above in this Section 3.1(h), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws outside of Canada.

(ix) None of the Company’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws.

(x) Since January 1, 2018, the Company has timely filed or furnished to all applicable Governmental Authorities all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company under applicable Securities Laws.

(xi) Except as disclosed in Schedule 3.1(h) of the Company Disclosure Letter, the documents comprising the Company Public Disclosure Record:

(A) as filed, complied in all material respects with applicable Laws; and

(B) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation.

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(xii) The Company has not filed or furnished any:

(A) confidential material change report (which at the date of this Agreement remains confidential); or

(B) other confidential filings (including redacted filings other than material contracts which required redaction),

with or to any securities commission or similar regulatory authority.

(xiii) There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Company Public Disclosure Record.

(xiv) Neither the Company nor any of the Company Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSXV.

(i) Financial Statements and Internal Control over Financial Reporting.

(i) The Annual Financial Statements and the Company’s interim financial statements for the period ended April 30, 2020 and 2019, have been prepared in accordance with IFRS and all applicable Laws and present fairly, in all material respects, as applicable, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its subsidiaries as at January 31, 2020 and April 30, 2020, respectively, for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto or Schedule 3.1(i) of the Company Disclosure Letter).

(ii) The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section 3.1(i).

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(iii) There are no, nor are there any commitments to become a party to, any:

(A) off-balance sheet transaction;

or

(B) arrangement, obligation (including contingent obligations) or other relationship of the Company or of any of its subsidiaries, with unconsolidated entities or other persons.

(iv) The financial books, records and accounts of the Company and each of its subsidiaries:

(A) have been maintained, in all material respects, in accordance with IFRS;

(B) are stated in reasonable detail;

(C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries; and

(D) accurately and fairly reflect the basis of the Company’s consolidated financial statements.

(v) None of the Company, nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its subsidiaries, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A) any complaint, allegation, assertion, or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B) any expression of concern from its employees regarding questionable accounting or auditing matters.

(vi) Except as disclosed in Schedule 3.1(i) of the Company Disclosure Letter, the Annual Financial Statements and the Company’s interim financial statements reflect appropriate and adequate reserves in accordance with IFRS in respect of all contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis.

(vii) There has been no material change in the Company’s accounting policies, except as described in the notes to the Annual Financial Statements and the Company’s interim financial statements.

(viii) The Company maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

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(ix) There is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting and, to the knowledge of the Company, there has been no fraud involving management or any other employees who have a significant role in the internal control over financial reporting of the Company.

(j) Undisclosed Liabilities. Except the liabilities and obligations:

(i) that are specifically presented on the audited consolidated statement of financial position of the Company as of January 31, 2020 or disclosed in the notes thereto; and

(ii) incurred in the ordinary course of business consistent with past practice since January 31, 2020,

neither the Company nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, (whether or not accrued, contingent, determined, determinable or otherwise) or otherwise become responsible for, the obligations of any other person, other than pursuant to the terms of this Agreement, except as disclosed in Schedule 3.1(j) of the Company Disclosure Letter.

(k) Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has not been, any reportable event (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors.

(l) Absence of Certain Changes. Since January 31, 2020, except as disclosed in Schedule 3.1(l) of the Company Disclosure Letter, and other than for the purposes of the transactions contemplated herein:

(i) the Company and each of its subsidiaries has conducted its business only in the ordinary course;

(ii) there has not occurred one or more results, facts, changes, effects, events, circumstances, occurrences or developments which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii) neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

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(iv) there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course;

(v) there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business;

(vi) except:

(A) ordinary course adjustments to employees (other than directors or officers); or

(B) pursuant to contractual obligations under a Collective Agreement,

neither the Company nor any of its subsidiaries has increased the compensation paid or payable to its employees or changed any benefit to which its employees or former employees are entitled under any employee benefit plan or arrangement or created any new employee benefit plan or arrangement or modified, amended, or terminated any employee benefit plan for any such employees;

(vii) except as set out in Schedule 3.1(l) of the Company Disclosure Letter, there has not been any:

(A) increase in the salary, bonus, or other remuneration payable to any officers of the Company or its subsidiaries; or

(B) amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Company or any of its subsidiaries;

(viii) there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business;

(ix) the Company has not effected or passed any resolution to approve a split, consolidation, or reclassification of any of the outstanding Company Shares;

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(x) except as disclosed in Schedule 3.1(l) of the Company Disclosure Letter, there has not been any:

(A) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any debt for borrowed money;

(B) any creation or assumption by the Company or any of its subsidiaries of any Liens; or

(C) making, by the Company or any of its subsidiaries, of any loan, advance or capital contribution to or investment in any other person;

and

(xi) the Company has not effected any change in its accounting methods, principles or practices, except as required by applicable Laws.

(m) Derivative Transactions. Neither the Company nor any of its subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate- transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(n) Compliance with Laws.

(i) The business of the Company and each of its subsidiaries has been and is currently being conducted in material compliance with all applicable Laws.

(ii) Neither the Company nor any of its subsidiaries are or have been under any investigation with respect to, are or have been charged or threatened to be charged with, or have received any notice, written or oral, of, any alleged material violation of or non-compliance with any applicable Laws or disqualification by a Governmental Authority.

(iii) The Company and its subsidiaries do not have any knowledge of any future or potential changes in any Law that may materially impact the business, operations, financial condition, prospects or otherwise of the Company or any of its subsidiaries.

(iv) Without limiting the generality of the foregoing, all issued and outstanding Company Shares have been issued in compliance with all applicable Securities Laws.

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(v) Neither the Company nor any of its subsidiaries and, to the Company’s knowledge, none of their respective directors, officers, supervisors, managers, or employees or agents has:

(A) violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act;

(B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Company or any of its subsidiaries has assets, other than in accordance with applicable Laws;

(C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing.

(vi) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with:

(A) applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions;

(B) the rules and regulations thereunder; and

(C) any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority,

(collectively, the “Money Laundering Laws”).

(vii) No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

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(o) Permits.

(i) Each of the Company and its subsidiaries has obtained, acquired or entered into, and is in material compliance with all material Permits required by applicable Laws necessary to conduct their respective businesses as they are now being conducted (as described in the Company Public Disclosure Record) as disclosed in any material Permit.

(ii) Any and all of the material Permits pursuant to which the Company or its subsidiaries holds or will hold an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are:

(A) valid and subsisting Permits in full force and effect; and

(B) renewable by their terms or in the ordinary course of business without the need for the Company or its subsidiaries to:

(I) comply with any special rules or procedures;

(II) agree to any materially different terms or conditions; or

(III) pay any amounts other than routine filing fees.

(iii) All material Permits are in good standing and:

(A) there has been no material default under any such Permit; and

(B) all material fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid.

(iv) There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, whether written or oral, against the Company or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(p) Litigation.

(i) Since January 1, 2015, there has not been, and there is not currently any ongoing or, to the knowledge of the Company, threatened, court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving the Company or any of its subsidiaries, or affecting the Material Properties.

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(ii) Since January 1, 2015, there has not been, and there is not currently any judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or its subsidiaries, or in respect of their respective businesses, properties or assets.

(q) Insolvency.

(i) No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the:

(A) dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its subsidiaries; or

(B) appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets,

nor, to the knowledge of the Company, is any such act or proceeding threatened.

(ii) Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the U.S. Bankruptcy Code or similar legislation.

(iii) Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof.

(r) Interest in Company Properties. Schedule 3.1(r) of the Company Disclosure Letter provides a listing of all Company Properties, which constitute all of the assets necessary to perform the operation of its business as presently conducted, and:

(i) except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter, each of the Company and its subsidiaries is the sole legal and registered owner, and has valid and sufficient right, title and interest, free and clear of any title defect or Lien in all material respects to the Company Properties, in each case, as are necessary to perform the operation of its business as presently owned and conducted;

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(ii) except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter, each of the Company and its subsidiaries is entitled to the material benefits of all of its:

(A) material properties and assets of any nature whatsoever;

(B) all mineral rights forming part of the Company Properties; and

(C) assets reflected in the statement of financial position forming part of the Company Public Disclosure Record,

except as indicated in the notes thereto;

(iii) all material mineral tenures and mining claims in which the Company or any of its subsidiaries has an interest or right, forming part of the Company Properties:

(A) have been validly located, recorded, issued and maintained, as applicable, in accordance with applicable Laws unless such failure would not materially interfere with the use made by the Company or its subsidiaries of the rights or interests so held; and

(B) are valid and subsisting in all material respects;

(iv) each of the Company and its subsidiaries has all necessary material surface rights, access rights and other rights and interests relating to:

(A) its mineral tenures and mining claims; and

(B) any fixed assets or personal property of the Company or its subsidiaries situate thereon or relating thereto,

granting the Company or its subsidiaries the right and ability to conduct its business as currently conducted as disclosed in the Company Public Disclosure Record, with only such exceptions as do not materially interfere with the use made by the Company or its subsidiaries of the rights or interests so held;

(v) each of the:

(A) material mineral tenures and mining claims in which the Company or any of its subsidiaries has an interest or right; and

(B) material documents, agreements, instruments and obligations relating thereto and referred to above,

is currently in good standing in the name of the Company or its subsidiaries and free and clear of all material encumbrances, except for the paramount title of the U.S. with respect to unpatented mining claims and except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter;

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(vi) except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter, no person or entity of any nature whatsoever other than the Company or its subsidiaries has any material interest in the Company Properties or any right to acquire or otherwise obtain any such interest;

(vii) except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would materially affect the Company’s or its subsidiaries’ interests in the Company Properties, and no such rights are threatened;

(viii) neither the Company nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Company Properties;

(ix) the Company Properties are in good standing under and comply, in all material respects, with all applicable Laws and all:

(A) work required to be performed has been performed;

(B) Taxes, fees, assessments, expenditures and all other payments in respect thereof have been paid or incurred; and

(C) filings in respect thereof have been made,

with only such exceptions as do not materially interfere with the use made by the Company or its subsidiaries of the rights or interests so held;

(x) except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter, there are no material adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company’s or any of the subsidiaries’:

(A) right, title or interest in the Company Properties; or

(B) which might involve the possibility of any judgement or liability affecting the Company Properties;

(xi) any of the Company Properties that is personal property is in satisfactory operating condition, subject to normal wear and tear, and adequate and sufficient for the uses to which it is put in the ordinary course of business, as conducted by the Company and its subsidiaries; and

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(xii) except as disclosed in Schedule 3.1(r) of the Company Disclosure Letter, to the knowledge of the Company:

(A) none of the directors or officers of the Company holds any right, title or interest in; nor

(B) has taken no action to obtain, directly or indirectly, any right, title and interest in,

any of Company Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Company Properties and any other properties located within 20 kilometres of any of the Company Properties.

(s) Expropriation and Aboriginal Matters.

Except as disclosed in Schedule 3.1(s) of the Company Disclosure Letter:

(i) no Company Property or any other property or asset of the Company or any of its subsidiaries has been taken or expropriated by any Governmental Authority and no notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding;

(ii) neither the Company nor any of its subsidiaries has received any written or oral, notice of any Aboriginal Claim made by any Aboriginal Peoples which relates to, affects, or could reasonably be expected to affect or impair the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties or the validity of any Permits;

(iii) to the knowledge of the Company, no Aboriginal Claim has been threatened by any Aboriginal Peoples which relates to, affects, or could reasonably be expected to affect or impair, the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties or the validity of any Permits;

(iv) there are no current, pending or threatened Aboriginal Claims that could reasonably be expected to prevent or materially impair, the exploration, development, construction and operation of the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties or the validity of any Permits;

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(v) no Aboriginal blockade, occupation, illegal action or on-site protest has occurred in connection with the activities on the Company Properties;

(vi) there is no memorandum of agreement, exploration, impact and benefit or any other written or oral agreement between the Company or any of its subsidiaries and any Aboriginal Peoples respecting the Company Properties; and

(vii) no Aboriginal Information has been received by the Company or any of its subsidiaries which could reasonably be expected to have a Company Material Adverse Effect.

(t) Technical Report.

(i) The Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared.

(ii) The Company made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iii) Except as disclosed in Schedule 3.1(t) of the Company Disclosure Letter, the Company does not have knowledge of any material change in the facts and assumptions underlying the estimates in the Technical Report, as updated through the Company Public Disclosure Record, that would reasonably be expected to result in a material change in any production, cost, price, reserves, resources or other relevant information provided in the Technical Report as updated through the Company Public Disclosure Record.

(iv) All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Public Disclosure Record are reasonable and appropriate.

(v) The estimates of mineral resources and mineral reserves as described in the Company Public Disclosure Record comply in all material respects with NI 43-101.

(vi) The information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and, in all material respects, to applicable Securities Laws.

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(vii) The Company is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

(viii) Except as disclosed in Schedule 3.1(t) of the Company Disclosure Letter, there has been no material change of which the Company is or should be aware that would materially disaffirm or materially change any aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(u) Taxes.

Except as disclosed in Schedule 3.1(u) of the Company Disclosure Letter,

(i) Each of the Company and its subsidiaries has filed all income and other material Returns required to be filed by it with any Governmental Authority and each such Return was:

(A) filed on or before the applicable due date; and

(B) complete and correct in all material respects at the time of filing and have not been amended.

(ii) Each of the Company and its subsidiaries has duly paid or caused to be paid to the appropriate Governmental Authority all Taxes which are due and payable by it, including pursuant to all assessments and reassessments, and all other Taxes due and payable by it, whether or not assessed by the appropriate Governmental Authority or shown on a Return, on or before the date hereof, other than those which are being or have been contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. Neither the Company nor any of its subsidiaries has received any refund of Taxes to which it is not entitled.

(iii) The Company and its subsidiaries have provided adequate accruals in accordance with applicable accounting rules in the Annual Financial Statements and the Company’s interim financial statements for the period ended April 30, 2020 for any Taxes of the Company and each of its subsidiaries for the period covered by each such financial statements that have not been paid whether or not shown as being due on any Returns.

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(iv) Since the publication date of the most recently published consolidated financial statements of the Company, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(v) No material audit, action, proceeding, investigation, deficiency, litigation, or proposed adjustment is pending or, to the knowledge of the Company, has been threatened with respect to Taxes or interest thereon or Returns of the Company or any of its subsidiaries.

(vi) No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable.

(vii) The Company and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so.

(viii) Neither the Company nor any of its subsidiaries has ever directly or indirectly transferred any property to or supplied any services (including financial transactions such as loans and indebtedness) to or acquired any property or services from a person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services (including, in the case of a financial transaction such as a loan or indebtedness, an arm’s-length rate of interest) at the time of the transfer, supply or acquisition of the property or services.

(ix) The Company is not and has never been a “United States person” within the meaning of Section 7701(a)(30) of the Code. Neither the Company nor any of its non-U.S. subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(x) Neither the Company nor any of its subsidiaries has (A) been the “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) with respect to a transaction that was purported to be governed in whole or in part by Section 355 of the Code, or (B) to the knowledge of the Company, made or revoked any election under Treas. Reg. § 301.7701-3 or any similar provision of Tax Law regarding classification as a corporation, as a partnership, or as a disregarded entity.

(xi) There are no currently effective elections, arrangements, agreements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries has received a ruling from any Governmental Authority in respect of Taxes or signed an agreement in respect of Taxes with any Governmental Authority, and the Company and its subsidiaries have complied with the terms and conditions of each such ruling or agreement disclosed in Schedule 3.1(u) of the Company Disclosure Letter.

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(xii) There is no material dispute or claim, including any material audit, investigation, or examination by any Governmental Authority, actual, pending, or to the knowledge of the Company, threatened, concerning any Tax liability of the Company or any of its subsidiaries, and no written notice of such an audit, investigation, examination, material dispute, or claim has been received by the Company or any of its subsidiaries.

(v) Contracts.

Except as disclosed in Schedule 3.1(v) of the Company Disclosure Letter:

(i) All of the Material Contracts to which the Company or any of its subsidiaries or their respective assets are bound are listed in Schedule 3.1(v) of the Company Disclosure Letter.

(ii) True and complete copies of all Material Contracts have been provided to the Purchaser as part of Company Diligence Materials, except those subject to confidentiality and which by their terms cannot be provided or which were redacted, and no such Material Contract has been modified, rescinded or terminated.

(iii) Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or the applicable subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(iv) The Company or the applicable subsidiary of the Company has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and is not, and is not to the knowledge of the Company alleged to be (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.

(v) None of the Company or any of its subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any Material Contract by any other party to such Material Contract.

(vi) None of the Company or any of its subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

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(w) Employees.

(i) Schedule 3.1(w) of the Company Disclosure Letter sets out a true and complete list of all employees of the Company and its subsidiaries by employee number, whether actively at work or not, including their respective:

(A) location;

(B) hire date;

(C) cumulative length of service;

(D) position;

(E) compensation (including but not limited to salary, bonus and commissions);

(F) eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any);

(G) benefits;

(H) vacation entitlement in days (including accrued vacation from prior years);

(I) sick days or personal days (including accrued sick days or personal days from prior years);

(J) current status (full time or part-time, active or non-active, and if non-active, the reason for leave); and

(K) whether they are subject to a written employment Contract,

as well as a list of all former employees of the Company to whom the Company or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations.

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(ii) Except as disclosed in Schedule 3.1(w) of the Company Disclosure Letter, no employee of the Company or its subsidiaries is a party to any agreement, arrangement, plan, obligation, or understanding as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(iii) Schedule 3.1(w) of the Company Disclosure Letter contains:

(A) a correct and complete list of each independent contractor engaged by the Company or any subsidiary;

(B) the location at which such independent contractors are providing services;

(C) their respective consulting fees;

(D) any other forms of compensation or benefits to which they are entitled;

(E) whether they are subject to a written Contract; and

(F) the start date and termination date of any Contract between the independent contractor and the Company or any subsidiary.

(iv) Current and complete copies of all such independent contractor Contracts have been provided to the Purchaser as part of Diligence Information.

(v) Each independent contractor of the Company and its subsidiaries has been properly classified as an independent contractor and neither the Company nor any subsidiary has received any notice from any independent contractor or Governmental Authority disputing such classification.

(vi) Except as disclosed in Schedule 3.1(w) of the Company Disclosure Letter, all independent contractors can be terminated immediately and without notice or liability on the part of the Company.

(x) Employment Agreements.

(i) All written Contracts in relation to the employees listed in Schedule 3.1(x) of the Company Disclosure Letter have been provided as part of Company Diligence Information.

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(ii) Except as set out in Schedule 3.1(x) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A) any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments (including, without limitation, bonus, golden parachute, retirement, retiring allowance or similar payment, or any other benefit or enhanced benefit) to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement);

(B) any collective bargaining or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries;

(C) any labour dispute, strike or lock-out relating to or involving any employees of the Company or any of its subsidiaries; or

(D) any actual or, to the knowledge of the Company, threatened claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

(iii) Schedule 3.1(x) of the Company Disclosure Letter sets forth a complete list of all Collective Agreements.

(iv) The Company and its subsidiaries are in compliance in all material respects with the terms and conditions of the Collective Agreements listed in Schedule 3.1(x) of the Company Disclosure Letter.

(v) Other than the Collective Agreements disclosed in Schedule 3.1(x) of the Company Disclosure Letter, no Collective Agreement is currently being negotiated in respect of employees of the Company or any subsidiary.

(vi) Neither the Company nor any of its subsidiaries has any:

(A) unresolved grievances;

(B) notice of default;

(C) statement of offence; or

(D) pending Proceedings,

outstanding under any Collective Agreement or decree.

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(vii) Neither the Company nor any of its subsidiaries is a party, either directly or indirectly, or by operation of law to any collective agreement other than the Collective Agreements listed in Schedule 3.1(x) of the Company Disclosure Letter.

(viii) There are no outstanding labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any employees of the Company or any subsidiary, not already covered by a Collective Agreement.

(ix) Except as disclosed in Schedule 3.1(x) of the Company Disclosure Letter, none of the Company or any of its subsidiaries has engaged in any lay-off activities within the past two years that would violate or in any way subject the Company or any of its subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards Law, the U.S. Workers Adjustment and Retraining Notification Act or other Law.

(x) Except as disclosed in Schedule 3.1(x) of the Company Disclosure Letter, the Company has not and is not engaged in any unfair labour practice.

(xi) There is no current, pending, threatened or, to the knowledge of the Company, potential:

(A) union organizing activities involving any employees of the Company or any subsidiary;

(B) labour strike, dispute, work slowdown or stoppage involving or against the Company or any subsidiary; or

(C) unfair labour practice complaint, grievance or arbitration proceeding against the Company or any subsidiary.

(xii) There has been no labour strike, dispute, work slowdown or stoppage involving or against the Company or any subsidiary within the last five (5) years.

(xiii) No trade union has applied to have the Company or any of its subsidiaries declared a common, related or successor employer pursuant to applicable Law in any jurisdiction in which the Company or any of its subsidiaries carries on business.

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(y) Health and Safety.

(i) Each of the Company and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including:

(A) employment and labour standards;

(B) occupational health and safety;

(C) workers’ compensation;

(D) employment equity;

(E) pay equity;

(F) human rights;

(G) accessibility;

(H) immigration;

(I) labour relations; and

(J) privacy.

(ii) There are no current, pending, threatened or, to the knowledge of the Company, potential proceedings before any Governmental Authority with respect to any of the matters described in Section 3.1(y).

(iii) There are no current, pending, threatened or, to the knowledge of the Company, potential proceedings before any Governmental Authority with respect to bullying, harassment or sexual harassment committed by any director, officer, or employee of the Company or of any subsidiary.

(iv) The Company, with respect to any current or former employee: (A) has withheld and reported all amounts required by applicable Laws or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (B) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (C) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment insurance benefits, or other benefits or obligations for employees.

(v) There are no outstanding assessments, reassessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing under any occupational health and safety legislation (“AROHS”) or any workers’ compensation or industrial, accident and occupational disease legislation (“ARIAOD”) by the Company or any subsidiary.

(vi) Neither the Company nor any subsidiary has been reassessed in any respect under any safety and insurance legislation during the past three years.

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(vii) To the knowledge of the Company, no audit of the Company or any subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(viii) As of the date of this Agreement, there are no claims or potential claims which may adversely affect the Company or any subsidiary’s accident cost expense.

(ix) The Company has provided as part of the Company Diligence Information, all orders and inspection reports under applicable AROHS and/or ARIAOD.

(x) There are no charges pending under AROHS and/or ARIAOD.

(xi) The Company has complied in all material respects with any orders issued under AROHS and/or ARIAOD and there are no appeals of any orders under AROHS and/or ARIAOD currently outstanding.

(xii) The Company and its subsidiaries are in material compliance with all terms and conditions of any work permits and Labour Market Impact Assessments received in respect of the engagement of foreign workers.

(xiii) No audit by any Governmental Authority is being conducted, or to the knowledge of the Company, is pending, in respect of any foreign workers and no such prior audit has resulted in the revocation of any work permit or Labour Market Impact Assessment.

(z) Acceleration of Benefits. Except as set out in Schedule 3.1(z) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to:

(i) any retirement, severance, bonus or other similar payment from the Company or any of its subsidiaries;

(ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards (including the Company Options) of the Company or any of its subsidiaries;

(iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries; or

(iv) receive any additional payments or compensation under or in respect of any:

(A) employee or director benefit plan;

(B) incentive plan; or

(C) other compensation plan,

or arrangements from the Company or any of its subsidiaries.

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(aa) Pension and Employee Benefits. Except as set out in Schedule 3.1(aa) of the Company Disclosure Letter:

(i) Each of the Company and its subsidiaries has complied in all material respects with terms of, and applicable Laws in respect of, employee compensation and benefit obligations of the Company and its subsidiaries.

(ii) Neither the Company nor any of its subsidiaries has any:

(A) pension or retirement income plans (whether defined benefit, defined contribution or otherwise); or

(B) other material employee compensation or benefit plans, agreements, policies, programs, arrangements or practices,

whether written or oral, which are maintained by or binding upon the Company.

(iii) The Company is in material compliance with the terms of the Company Stock Option Plan and all applicable Laws related thereto.

(iv) All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either:

(A) been paid; or

(B) are accurately reflected in the books and records of the Company or of the applicable subsidiary.

The Company does not have any stock option plan or similar arrangement, other than the Company Stock Option Plan, a copy of which has been provided to the Purchaser as part of the Company Diligence Information.

(v) All Employees Plans are set out in Schedule 3.1(aa) of the Company Disclosure Letter.

(vi) The Company has provided as part of Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation including:

(A) funding and investment management agreements;

(B) summary plan descriptions;

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(C) booklets, brochures and manuals prepared for employees and their beneficiaries concerning each Employee Plan;

(D) the most recent:

(I) actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan);

(II) financial statements; and

(III) asset statements;

and

(E) all material:

(I) opinions and memoranda (whether externally or internally prepared); and

(II) correspondence with all regulatory authorities or other relevant persons.

(vii) No changes have occurred or are expected to occur which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser.

(viii) Each of the Company and its subsidiaries has complied in all material respects with all the terms of, and all applicable Laws in respect of, the Employee Plans.

(ix) No fact or circumstance exists which could adversely affect the registered status of any Employee Plan.

(x) Neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(xi) All contributions, premiums and taxes owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws.

(xii) The Company and/or its subsidiaries, as the case may be, have either:

(A) paid in full all contributions for the period up to the closing of the Arrangement even though not otherwise required to be paid until a later date; or

(B) made full and adequate disclosure of and provision for such contributions and premiums in their books and records.

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(xiii) All Employee Plans that provide group benefits are established though a contract of insurance and no retroactive increase in premiums is permitted thereunder.

(xiv) The level of insurance reserves under each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(xv) No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following:

(A) the retirement; or

(B) except where required by statute, the termination of employment,

of any employee of the Company or its subsidiaries.

(xvi) No Employee Plan, no administrator of any Employee Plan, and no member of any body which administers any Employee Plan, nor the Company nor any of its subsidiaries, is subject to any pending investigation, examination, action, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any person (other than routine claims for benefits) and there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination, action, claim or other proceeding.

(xvii) None of the Employee Plans (other than pension plans and life insurance plans) provide for:

(A) retiree benefits;

(B) post-termination benefits; or

(C) benefits to the beneficiaries or dependants of retired or terminated employees,

except as required by Law.

(xviii) Subject to the requirements of Laws:

(A) no provision of any Employee Plan or of any agreement; and

(B) no act or omission of the Company or its subsidiaries,

in any way limits, impairs, modifies or otherwise affects the right of the Company or its subsidiaries to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

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(xix) No advance tax rulings have been sought or received in respect of any Employee Plan.

(xx) All employee data necessary to administer each Employee Plan in accordance with its terms and conditions and Law is in possession of the Company and such data is:

(A) complete;

(B) correct; and

(C) in a form which is sufficient for the proper administration of each Employee Plan.

(xxi) No Employee Plan is a funded and/or defined benefit plan.

(xxii) With respect to each Employee Plan that is a registered pension plan:

(A) the Company may take contribution holidays under or withdraw surplus from the Employee Plan, subject only to approvals required by Laws;

(B) no Employee Plan has received a transfer of assets from or been merged with another registered pension plan;

(C) no Employee Plan has been subject to a partial wind-up in respect of which surplus assets relating to the partial wind-up group were not dealt with at the time of partial windup;

(D) no assets have been applied other than for proper payments of:

(I) benefits;

(II) refunds of over-contributions; and

(III) permitted payments of reasonable expenses incurred,

by or in respect of the Employee Plan; and

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(E) no conditions have been imposed by any person and no undertakings or commitments have been given to any:

(I) employee;

(II) union; or

(III) any other person,

concerning the use of assets relating to any Employee Plan or any related funding medium.

(xxiii) With respect to any Employee Plan that is a multi-employer pension plan, no current or former:

(I) employee;

(II) officer; or

(III) director,

of the Company is or was ever a member of the administrative body of any such Employee Plan.

(xxiv) Other than as contemplated in this Agreement, the execution and delivery of, and performance by the Company of, this Agreement and the consummation of the transactions contemplated by it will not:

(I) accelerate the time of payment or vesting under any Employee Plan;

(II) result in an obligation to fund (through a trust or otherwise) any compensation or benefits under any Employee Plan;

(III) increase any amount payable under any Employee Plan; or

(IV) result in the acceleration of any other material obligation pursuant to any Employee Plan.

(xxv) There exists no liability in connection with any former Employee Plan relating to employees or former employees or their beneficiaries that has terminated, and all procedures for termination of each such former Employee Plan have been properly followed in accordance with the terms of such former Employee Plan and applicable Laws.

(bb) Intellectual Property. Except as set out in Schedule 3.1(bb) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries owns or possesses any registered intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(cc) Environmental. Except as set out in Schedule 3.1(cc) of the Company Disclosure Letter:

(i) The Company and its subsidiaries have carried on since the commencement of their operations and are currently carrying on their operations in material compliance with all applicable Environmental Laws.

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(ii) The Company Properties and assets of the Company and its subsidiaries have materially complied and currently materially comply with all applicable Environmental Laws.

(iii) The Company and its subsidiaries have obtained from the relevant Governmental Authorities, and are in material compliance with, any Environmental Authorizations required to conduct their previous and current businesses and such Environmental Authorizations remain valid and in good standing on the date hereof and will be valid and in good standing on the Effective Date.

(iv) Other than as reflected in the Company Public Disclosure Record, neither the Company nor any of its subsidiaries is subject to any material contingent or other liability relating to:

(A) the restoration, remediation or rehabilitation of land, water or any other part of the Environment;

(B) mine closure, reclamation, remediation or other post-operational requirements; or

(C) non-compliance with Environmental Laws.

(v) The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws.

(vi) Neither of the Company nor any of its subsidiaries has caused or permitted a Release at, in, on, under or from any Company Properties, or any other properties, except in material compliance with all Environmental Laws.

(vii) All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Company Properties or any other properties by the Company or its subsidiaries have been and are currently being handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws.

(viii) There are no Hazardous Substances at, in, on, under or migrating from any Company Property, except in material compliance with all Environmental Laws.

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(ix) Neither the Company nor its subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location except in compliance with all Environmental Laws and all Environmental Authorizations, and no such location is:

(A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority;

(B) to the knowledge of the Company, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or

(C) the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiaries.

(x) No site or facility now or previously owned, operated or leased by the Company or its subsidiaries:

(A) is either:

(I) listed; or

(II) to the knowledge of the Company, is proposed for listing,

on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action; or

(B) is the subject of Remedial Action.

(xi) Neither the Company nor any of its subsidiaries has caused or permitted a Release on or to any Company Properties, or any other properties, in such a manner as would reasonably be expected to:

(A) impose liability for:

(I) cleanup;

(II) natural resource damages;

(III) loss of life;

(IV) personal injury;

(V) nuisance; or

(VI) damage to other property,

or

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(B) result in:

(I) imposition of a lien, charge or other encumbrance on; or

(II) the expropriation of,

any Company Properties or any of the assets of the Company or its subsidiaries.

(xii) Neither the Company nor any of its subsidiaries has received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending or to the knowledge of the Company, threatened against the Company as of the date of this Agreement.

(xiii) The Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(dd) Insurance.

(i) Each of the Company and each of its subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development.

(ii) All insurance policies of the Company and its subsidiaries are:

(A) disclosed in Schedule 3.1(dd) of the Company Disclosure Letter; and

(B) valid and binding and in full force and effect as of the date hereof.

(iii) All premiums due and payable under all such policies have been paid and the Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies.

(iv) Each of the Company and each of its subsidiaries has not received any notice of cancellation or termination with respect to any such policy.

(v) There has been no denial, rejection, or dispute of material claims by the Company’s or its subsidiaries’ insurers or as to which any such insurer has either:

(A) made any reservation of rights; or

(B) refused to cover all or any material portion of such claims.

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(vi) All material proceedings covered by any insurance policy of the Company or its subsidiaries have been properly reported to and accepted by the applicable insurer.

(ee) Books and Records.

(i) The corporate records and minute books of the Company and each of its subsidiaries, copies of which have been provided to the Purchaser as part of the Company Diligence Information:

(A) have been maintained in accordance with all applicable Laws in all material respects; and

(B) are complete and accurate in all material respects.

(ii) The financial books and records and accounts of the Company and each of its subsidiaries in all material respects have been maintained in accordance with

(A) good business practices and applicable Laws; and

(B) in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(C) Neither the Company nor any of its subsidiaries has maintained or maintains any slush fund, off-book account, or unrecorded transactions.

(ff) Non-Arm’s Length Transactions. Except as disclosed in Schedule 3.1(ff) of the Company Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any:

(i) officer or director of the Company or its subsidiaries;

(ii) holder of record or, to the knowledge of the Company, beneficial owner or 5% or more of the outstanding Company Shares; or

(iii) affiliate or associate of any such officer, director or Company Shareholder,

on the other hand.

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(gg) Financial Advisors and Brokers.

(i) Except as disclosed in Schedule 3.1(gg) of the Company Disclosure Letter, the Company has not:

(A) incurred any obligation or liability, contingent or otherwise in respect of; or

(B) retained or agreed to pay or reimburse any broker, finder, financial adviser, investment banker for,

any brokerage, finder’s, advisory or other fee or commission or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company.

(ii) Schedule 3.1(gg) of the Company Disclosure Letter sets out the dollar amount payable or the manner in which such amount is to be calculated under such agreements if the Arrangement is completed.

(hh) Opinions of the Fairness Opinion Advisor

(i) The Company Board has received the Company Board Fairness Opinion.

(ii) The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may:

(A) be incurred pursuant to the engagement of the Fairness Opinion Advisor; or

(B) otherwise be payable to the Fairness Opinion Advisor.

(ii) Company Board Approval.

(i) The Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined (with an interested director abstaining) that the Arrangement is:

(A) fair to the Company Shareholders; and

(B) in the best interests of the Company.

(ii) The Company Board has unanimously (with an interested director abstaining):

(A) approved the:

(I) execution and delivery of this Agreement; and

(II) transactions contemplated by this Agreement

and

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(B) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

(iii) No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Company Board.

(iv) Each Director and Company Senior Management intend to vote all Company Shares held by him or her to the extent permitted by applicable Laws in favour of the Arrangement Resolution and references to such intention may be made in any press release disclosing the Arrangement and this Agreement, the Circular and other documents relating to the Arrangement.

(jj) Arrangements with Securityholders. Other than the Support Agreements and this Agreement and except as disclosed in Schedule 3.1(jj) of the Company Disclosure Letter, the Company does not have any material agreement, arrangement or understanding (whether written or oral) with any:

(i) shareholder of the Purchaser;

(ii) interested party of the Purchaser;

(iii) related party of any interested party of the Purchaser; or

(iv) any joint actor with any such persons,

(and for this purpose, the terms “interested party”, “related party” and “joint actor” shall each have the meaning ascribed to such terms in MI 61-101), in respect of the Purchaser or any of its securities, businesses or operations.

(kk) No Collateral Benefit. Except as disclosed in Schedule 3.1(kk) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(ll) Confidentiality Agreements. All agreements entered into by the Company or any of its subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal each contain customary provisions, including standstill provisions, which have not been waived or released with respect to the applicability of any such “standstill” or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exceptions to such standstill or other provisions resulting from the Arrangement.

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(mm) Disclosure Controls and Procedures. The Company maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) designed to provide reasonable assurance that: (i) the information disclosed by the Company under applicable Securities Laws is recorded, processed, summarized, and reported within the time periods specified in the applicable Securities Laws; and (ii) material information required to be included in the Company’s periodic reports required under applicable Securities Laws is provided to the Chief Executive Officer and Chief Financial Officer of the Company.

(nn) Inventory.

(i) All inventory of the Company, whether or not reflected in the Annual Financial Statements or the Company’s interim financial statements (i) was acquired and has been maintained in the ordinary course of business consistent with past practice and (ii) consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established.

(ii) Except as disclosed in Schedule 3.1(nn) of the Company Disclosure Letter, all such inventory is owned by the Company free and clear of any and all Liens, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-progress or finished goods) are not excessive, but are reasonable in the present circumstances of the Company. Except as disclosed in Schedule 3.1(nn) of the Company Disclosure Letter, all inventory of the Company is located at the Company Properties and there is no inventory of the Company with customers, distributors, representatives or other persons on consignment or otherwise that could be returned to the Company for a refund of all or part of the purchase price therefor.

(oo) Funds Available on Termination. The Company has sufficient funds or will have sufficient funds available to pay the Termination Fee, or if the Company does not or will not have sufficient funds to pay the Termination Fee, the maker of the applicable Superior Proposal or consummated Acquisition Proposal will provide the cash required in order to pay the Termination Fee.

(pp) Regulatory Matters. As calculated in accordance with the Competition Act and the regulations thereto, the aggregate value of the assets in Canada that are owned by the Company or by corporations controlled by the Company does not exceed $88 million and the gross revenues from sales in or from Canada generated from such assets do not exceed $88 million.

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(qq) Robertson Royalty.

(i) The Company is the sole legal and beneficial owner of, and has good and marketable title to the Robertson Royalty free and clear of all Liens.

(ii) The Robertson Royalty has been duly and validly created, is in good standing and is enforceable in accordance with the terms of the Existing Royalty Agreement.

(iii) The Company has the exclusive right to own and receive all benefits associated with the Robertson Royalty.

(iv) Neither the execution and delivery of this Agreement nor the completion and performance of the Arrangement and obligations contemplated by or contained in this Agreement will:

(A) give any person the right to terminate, cancel or amend any contractual or other right of the Company where such termination, cancellation or removal would have a Material Adverse Effect on the Robertson Royalty;

(B) result in the creation of any Lien on the Robertson Royalty;

(C) result in a breach or contravention of or default under any provision of the Existing Royalty Agreement to which the Company is a party or by or to which the Company or the Robertson Royalty is bound or is subject, which could have a Material Adverse Effect on the Robertson Royalty or which could impair the legality or enforceability of this Agreement or the Arrangement, or require the consent of any person;

(D) be contrary to any of the provisions of the constating documents of the Company; or

(E) result in any fees, duties, taxes, assessments or other amounts relating to the Robertson Royalty becoming due or payable.

(v) The Robertson Royalty model that the Company delivered to the Purchaser is based on the previous summary operating plan provided to the Company by Barrick Cortez Inc. on May 13, 2016.

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3.2 Representations and Warranties of the Purchaser

Except as disclosed in the Purchaser Public Disclosure Record, it being understood and agreed that any disclosure in the Purchaser Public Disclosure Record (but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser Public Disclosure Record that is cautionary, predictive or forward-looking in nature (“Cautionary Statements”)) shall be deemed disclosed with respect to any Section of this Section 3.2 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is applicable to such Section, or as disclosed in the Purchaser Disclosure Letter, it being understood and agreed that any disclosure in the Purchaser Disclosure Letter with respect to one Section shall be deemed disclosed with respect to any Section of this Section 3.2 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is also applicable to such Section, the Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a) Organization and Corporate Capacity.

(i) The Purchaser:

(A) has been duly continued and validly exists;

(B) is in good standing under the Laws governing its formation; and

(C) has the requisite corporate and legal power and capacity to:

(I) own its assets as now owned; and

(II) carry on its business as it is now being carried on.

(b) Authority Relative to this Agreement.

(i) The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby.

(ii) The execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser, including approval of the shareholders of the Purchaser, are necessary to authorize the:

(A) execution and delivery by it of this Agreement; or

(B) completion by the Purchaser of the transactions contemplated hereby.

(iii) This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to:

(A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally;

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(B) general principles of equity and public policy; and

(C) the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c) Purchaser Board Approval. The board of directors of the Purchaser has approved the execution and delivery of this Agreement and no action has been taken to amend, or supersede such approval.

(d) Required Approvals. Except as disclosed in Schedule 3.2(d) of the Purchaser Disclosure Letter, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:

(i) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order; and

(ii) the Final Order, and any filings required in order to obtain the Final Order.

(e) No Material Change. Since December 31, 2019, except as disclosed in the Purchaser Public Disclosure Record, there has been no material change in respect of the Purchaser and its subsidiaries, taken as a whole, and there has been no dividend or distribution of any kind declared, paid or made by the Purchaser on any Nomad Shares.

(f) No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(d), the:

(i) execution and delivery by the Purchaser of this Agreement;

(ii) performance by the Purchaser of its obligations hereunder; and

(iii) completion of the transactions contemplated hereby,

do not and will not result in a contravention, conflict, violation, breach or default under its constating documents, or the terms of any material agreement entered into by the Purchaser, or any Law applicable to the Purchaser, except as would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

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(g) Capitalization.

(i) The authorized capital of the Purchaser consists of an unlimited number of Nomad Shares.

(ii) As at August 22, 2020, there were:

(A) 517,051,532 Nomad Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable;

(B) 1,312,900 restricted share units of the Purchaser issued and outstanding;

(C) 521,300 deferred share units of the Purchaser issued and outstanding;

(D) 10,131,000 stock options of the Purchaser issued and outstanding; and

(E) 2,884,616 common share purchase warrants of Nomad issued and outstanding.

(iii) All securities of the Purchaser have been issued in compliance with all applicable Laws, including Securities Laws.

(iv) No securities have been issued or granted by the Purchaser in violation of any pre-emptive right or similar rights applicable to them.

(v) There are no outstanding obligations of the Purchaser or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Nomad Shares.

(vi) As at August 22, 2020, except as disclosed in Schedule 3.2(g) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its subsidiaries has:

(A) any other outstanding agreement, rights plan, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual) of any character whatsoever; nor

(B) granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it,

to issue, or sell, any Nomad Shares or other securities of the Purchaser, including any security or obligation of any kind convertible into or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any Nomad Shares or other security of the Purchaser or any of its subsidiaries.

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(vii) Except as disclosed in Schedule 3.2(g) of the Purchaser Disclosure Letter, the Nomad Shares are listed on the TSX and trade on the TSX, except for such listings and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market.

(viii) All dividends and distributions on securities of the Purchaser that have been declared or authorized have been paid in full.

(ix) Other than the securities described in Section 3.2(g), there are no outstanding securities, bonds, debentures or other evidences of indebtedness of the Purchaser or its subsidiaries that have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Nomad Shares on any matter. No holder of securities issued by the Purchaser or its subsidiaries has any right to compel the Purchaser or its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(h) Reporting Issuer Status and Securities Laws Matters.

(i) The Purchaser is:

(A) a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces of British Columbia, Alberta, Manitoba, Ontario, Québec, New Brunswick and Prince Edward Island, Newfoundland; and

(B) not on the list of reporting issuers in default under applicable Securities Laws,

and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser.

(ii) The Purchaser:

(A) is not in default of any material provision of applicable Securities Laws or the rules and regulations of the TSX;

(B) has not taken any action to cease to be a reporting issuer in any province of Canada; and

(C) has not received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser.

(iii) The Purchaser:

(A) is a Foreign Private Issuer (as defined in Rule 3b-4 under the U.S. Exchange Act);

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(B) has no class of securities outstanding that is or is required to be registered under section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act; and

(C) is not, and is not required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(iv) There are no current, pending, or, to the knowledge of the Purchaser, threatened proceedings before any Governmental Authority relating to any alleged non-compliance with any applicable Securities Laws.

(v) Trading in the Nomad Shares on the TSX is not currently halted or suspended.

(vi) No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Purchaser is pending, in effect, or, to the knowledge of the Purchaser, threatened or is expected to be implemented or undertaken.

(vii) The Purchaser is not subject to any formal or, to the knowledge of the Purchaser, informal review, enquiry, investigation or other proceeding relating to any order or restriction.

(viii) Except as set forth above in this Section 3.2(h), the Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws outside of Canada.

(ix) None of the Purchaser’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws.

(x) Since January 1, 2018, the Purchaser has timely filed or furnished to all applicable Governmental Authorities all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser under applicable Securities Laws.

(xi) The documents comprising the Purchaser Public Disclosure Record:

(A) as filed, complied in all material respects with applicable Laws; and

(B) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation.

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(xii) The Purchaser has not filed or furnished any:

(A) confidential material change report (which at the date of this Agreement remains confidential); or

(B) other confidential filings (including redacted filings other than material contracts which required redaction),

with or to any securities commission or similar regulatory authority.

(xiii) There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record.

(xiv) Neither the Purchaser nor any of the Purchaser Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX.

(i) Financial Statements and Internal Control over Financial Reporting.

(i) The Purchaser Annual Financial Statements and the Purchaser’s interim financial statements for the period ended June 30, 2020 and 2019, have been prepared in accordance with IFRS and all applicable Laws and present fairly, in all material respects, as applicable, the assets, liabilities (whether accrued or otherwise), consolidated financial position as at December 31, 2019 and June 30, 2020, and the results of operations or financial performance and cash flows of the Purchaser and its subsidiaries as at December 31, 2019 and June 30, 2020, respectively, for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto).

(ii) The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section 3.2(i).

(iii) There are no, nor are there any commitments to become a party to, any:

(A) off-balance sheet transaction; or

(B) arrangement, obligation (including contingent obligations) or other relationship of the Purchaser or of any of its subsidiaries, with unconsolidated entities or other persons.

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(iv) The financial books, records and accounts of the Purchaser and each of its subsidiaries:

(A) have been maintained, in all material respects, in accordance with IFRS;

(B) are stated in reasonable detail;

(C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its subsidiaries; and

(D) accurately and fairly reflect the basis of the Purchaser’s consolidated financial statements.

(v) None of the Purchaser, nor any of its subsidiaries nor, to the knowledge of the Purchaser, any director, officer, employee, auditor, accountant or representative of the Purchaser or any of its subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A) any complaint, allegation, assertion, or claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B) any expression of concern from its employees regarding questionable accounting or auditing matters.

(vi) The Purchaser Annual Financial Statements and the Purchaser’s interim financial statements reflect appropriate and adequate reserves in accordance with IFRS in respect of all contingent liabilities, if any, of the Purchaser and its subsidiaries on a consolidated basis.

(vii) There has been no material change in the Purchaser’s accounting policies, except as described in the notes to the Purchaser Annual Financial Statements and the Purchaser’s interim financial statements.

(viii) Except as disclosed in Schedule 3.2(i) of the Purchaser Disclosure Letter, the Purchaser maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(ix) There is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting and, to the knowledge of the Purchaser, there has been no fraud involving management or any other employees who have a significant role in the internal control over financial reporting of the Purchaser.

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(j) Issuance of Nomad Shares. The Consideration Shares and the Nomad Shares issuable upon exercise of the Consideration Warrants to be issued as the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of the Purchaser.

(k) Compliance with Laws. The Purchaser and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the business, prospects, results of operations or financial condition of the Purchaser and its subsidiaries, taken as a whole.

(l) Undisclosed Liabilities. Except the liabilities and obligations:

(i) that are specifically presented in the Purchaser Annual Financial Statements as of December 31, 2019 and the Purchaser’s interim financial statements as of June 30, 2020 or disclosed in the notes thereto; and

(ii) incurred in the ordinary course of business consistent with past practice since June 30, 2020,

neither the Purchaser nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, (whether or not accrued, contingent, determined, determinable or otherwise) or otherwise become responsible for, the obligations of any other person, other than pursuant to the terms of this Agreement, except as disclosed in Schedule 3.2(l) of the Purchaser Disclosure Letter.

(m) Litigation.

(i) Since January 1, 2020, there has not been, and there is not currently any ongoing or, to the knowledge of the Purchaser, threatened, Proceedings against or involving the Purchaser or any of its subsidiaries.

(ii) Since January 1, 2020, there has not been, and there is not currently any judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or its subsidiaries, or in respect of their respective businesses, properties or assets.

n) Share Ownership. The Purchaser and its affiliates and persons acting jointly and in concert with the Purchaser and its affiliates do not beneficially own or exercise control or direction over any Nomad Shares or other securities of the Purchaser.

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(o) Sufficient Funds. The Purchaser’s cash on hand is sufficient for the Purchaser to fund the Consideration Cash.

(p) AML.

(i) The funds representing the Consideration Cash which will be advanced by the Purchaser hereunder will not represent proceeds of crime for the purposes of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws, whether within Canada, in the United States or, to the extent applicable to the Company or its subsidiaries, elsewhere, including any regulations, guidelines or orders thereunder and the Purchaser acknowledges that the Company may in the future be required by law to disclose the name of the Purchaser and other information relating to this Agreement, on a confidential basis, pursuant to the such legislation. To the Purchaser’s knowledge, none of the funds representing the Consideration Cash to be provided by the Purchaser: (i) have been or will be derived from or related to any activity that is deemed criminal under Laws of Canada, the United States or any other jurisdiction; or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Purchaser; and the Purchaser shall promptly notify the Company if it discovers that any of such representations ceases to be true, and will provide the Company with appropriate information in connection therewith

(ii) Neither the Purchaser nor any of its subsidiaries and, to the Purchaser’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has:

(A) violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act;

(B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Purchaser or any of its subsidiaries has assets other than in accordance with applicable Laws;

(C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing.

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(iii) The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with the Money Laundering Laws.

(iv) No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(q) HSR Act. Purchaser represents that the conditions for exemption set forth in 16 C.F.R. § 802.51 are satisfied and that the no person is required to file notification of the Arrangement under the Hart-Scott-Rodino Act, 15 U.S.C. §18a. (the “HSR Act”).

3.3 Survival of Representations and Warranties

(a) No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.

(b) The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4

COVENANTS

4.1 Covenants of the Company

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as disclosed in the Company Disclosure Letter, unless the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable Law), or as expressly permitted by this Agreement or as is otherwise required by applicable Law:

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(a) the Company will:

(i) conduct the businesses of the Company and its subsidiaries only in the ordinary course, and in compliance with applicable Law;

(ii) comply in all material respects with the terms of all Material Contracts of the Company and its subsidiaries;

(iii) use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organizations and assets, including the Existing Royalty, properties, rights and goodwill;

(iv) maintain satisfactory business relationships with suppliers, customers, distributors, contractual counterparties, contractors, employees, Governmental Authorities, Aboriginal Peoples and others having business relationships with it and its subsidiaries;

(v) keep available the services of the officers, employees and consultants of it and its subsidiaries; and

(vi) duly and timely file all forms, reports, schedules, statements, and other documents required to be filed pursuant to any applicable Laws or Securities Laws;

(b) the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of any:

(i) “material change” (as defined in the Securities Act) in relation to the Company or its subsidiaries;

(ii) event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(iii) notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement;

(iv) material notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(v) notice or other communication received in connection with a Material Contract (and contemporaneously provide a copy of any such written notice or communication to the Purchaser);

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(vi) material filings, actions suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company and its subsidiaries or their respective material assets;

(vii) material breach of this Agreement by the Company; or

(viii) event occurring after the date of this Agreement that would:

(A) render a representation or warranty, if made on that date or the Effective Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied; or

(B) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(c) the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.8(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months, except that renewal steps may be taken in advance of expiry;

(d) the Company will:

(i) use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Company Senior Management) until the Effective Time; and

(ii) promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(e) except as set forth in Schedule 4.1(e) of the Company Disclosure Letter, the Company will not, directly or indirectly:

(i) alter or amend the notice of articles, articles, charter, by-laws or other constating documents of the Company or its subsidiaries;

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(ii) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Company Shares (other than dividends, distributions, payments or return of capital made to the Company by any of its subsidiaries);

(iii) split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the Company Shares or any other securities of the Company or its subsidiaries;

(iv) reduce the stated capital of the Company Shares or any other securities of the Company or its subsidiaries;

(v) issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any Company Shares or other securities of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of the Company or its subsidiaries, including but not limited to the issue or award of any Company Options, other than the issuance of Company Shares issuable pursuant to the terms of any Company Options;

(vi) redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries;

(vii) amend the terms of any securities of the Company or its subsidiaries, including any outstanding indebtedness;

(viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(ix) reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit its subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person;

(x) create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xi) engage in any material transaction with any related parties other than with its affiliates in the ordinary course;

(xii) make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xiii) enter into, modify or terminate any Contract with respect to any of the foregoing;

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(f) except as set forth in Schedule 4.1(f) of the Company Disclosure Letter, the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i) sell, pledge, lease, surrender, licence, lose the right to use, mortgage, dispose of or encumber any assets or properties of the Company or its subsidiaries, other than inventory or immaterial personal property in the ordinary course of business;

(ii) other than in the ordinary course, acquire or commit to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, in each case, directly or indirectly, in one transaction or a series of transactions;

(iii) incur any indebtedness or create or issue any debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances (other than intercompany loans or advances);

(iv) pay, discharge or satisfy any claim, liability, indebtedness or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course, in accordance with their terms;

(v) voluntarily waive, release, assign, settle or compromise any Proceeding; or

(vi) engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement, or authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

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(g) the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly:

(i) terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value, including:

(A) any existing material contractual rights;

(B) any material Permit; or

(C) any other material legal rights or claims

in respect of any Company Properties;

(ii) except either as disclosed in Schedule 4.1(g) of the Company Disclosure Letter or in connection with matters otherwise permitted under this Section 4.1:

(A) enter into any Contract which would be a Material Contract if in existence on the date hereof; or

(B) terminate, cancel, extend, renew or amend, modify or change any Material Contract;

(iii) except as disclosed in Schedule 4.1(g) of the Company Disclosure Letter:

(A) enter into any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); or

(B) materially modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv) enter into any transaction or perform any act which could reasonably be expected to prevent or impede, restrict or delay, or be inconsistent with the successful completion of the transactions contemplated herein;

(h) Neither the Company nor its subsidiaries will, except either in the ordinary course or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof and as is necessary to comply with applicable Laws:

(i) grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii) except as disclosed in Schedule 4.1(h) of the Company Disclosure Letter, grant any general salary increase, fee or pay any other material compensation to the directors, officers, employees or consultants of the Company and its subsidiaries, other than the payment of salaries, fees and benefits in the ordinary course;

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(iii) take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv) enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(v) terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management);

(vi) increase any benefits payable under its current severance or termination pay policies;

(vii) adopt or amend or make any contribution to or any award under any bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any director, officer, or employee or any former director, officer, or employee of the Company or its subsidiaries; or

(viii) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Company Stock Option Plan, except as contemplated in Section 3.1 of the Plan of Arrangement;

(i) the Company will not and will not cause or permit its subsidiaries to make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(j) the Company will not and will not cause or permit its subsidiaries to:

(i) make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits;

(ii) take any action or fail to take any action which action or failure to act would:

(A) result in the material loss, expiration or surrender of, or the loss of any material benefit; or

(B) be reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights,

under, any material Permit necessary to conduct its businesses as now being conducted;

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(k) the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any material action, claim or other Proceeding:

(i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or

(ii) brought by any present, former or purported holder of its securities,

in connection with the transactions contemplated by this Agreement or the Arrangement;

(l) except as set forth in Schedule 4.1(l) of the Company Disclosure Letter, the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation, other than litigation in connection with:

(i) the collection of accounts receivable;

(ii) the enforcement of the terms of this Agreement or the Confidentiality Agreement;

(iii) the enforcement of other obligations of the Purchaser; or

(iv) litigation commenced against the Company;

(m) the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract:

(i) containing:

(A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business;

(B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted; or

(C) any limit or restriction on the ability of:

(I) the Company or its subsidiaries; or

(II) following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates,

to solicit customers or employees; or

(ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

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(n) except as set forth in Schedule 4.1(n) of the Company Disclosure Letter, the Company will not, and will not cause or permit any of its subsidiaries to:

(i) change in any material respect any of their respective methods of reporting income or deductions for accounting or Tax purposes from those employed in the preparation of their respective Returns for the taxation year ending January 31, 2020 for Returns filed in Canada, except as may be required by applicable Law;

(ii) make, revoke, or change any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstances occurring prior to the date of the Agreement and which will be made in a manner consistent with the past practice of the Company or, as applicable, its applicable subsidiary;

(iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not materially detrimental to the Company taking into account any reserves made in relation to such Taxes as reflected on the Annual Financial Statements and the Company’s interim financial statements;

(iv) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement;

(v) make a request for a Tax ruling to any Governmental Entity;

(vi) make any “investment” (within the meaning of subsection 212.3(10) of the Tax Act) in any corporation which is not resident in Canada for purposes of the Tax Act; or

(vii) knowingly take any action or knowingly permit any inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of any non-depreciable capital property owned by the Company or any subsidiary on the date hereof, upon an amalgamation or winding up of the Company or any subsidiary (or any of their respective successors);

(o) the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

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(p) as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the matters to which the negative covenants in Sections 4.1(e) to 4.1(n) inclusive pertain.

4.2 Access to Information

(a) Subject to compliance with applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Company’s and its subsidiaries’ businesses, properties, books and records (including Returns and Tax work papers) and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, provided, that:

(i) such access shall not unduly interfere with the ordinary conduct of the businesses of the Company; and

(ii) other than in circumstances where access to or disclosure of would not result in the loss of attorney-client privilege, the Company shall not have any obligation in response to a request by the Purchaser to provide access to or otherwise disclose any information or documents subject to attorney-client privilege.

(b) Subject to compliance with applicable Laws and such requests not materially and unduly interfering with the ordinary conduct of the business of the Company, the Company will also make available to the Purchaser and its Representatives information requested by the Purchaser for the purposes of preparing, considering and implementing plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement, including for the purposes of ascertaining whether the Company or any of its subsidiaries has made an election under Section 897(i) of the Code or has been a U.S. real property holding corporation within the meaning of Section 897 of the Code.

(c) Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with their terms notwithstanding any other provision of this Agreement or any termination of this Agreement.

(d) If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, then the provisions of this Agreement will supersede those of the Confidentiality Agreement, but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

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4.3 Covenants of the Company in respect of the Arrangement

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2) using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (j) necessary or advisable under the Material Contracts in connection with the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement.

4.4 Covenants of the Purchaser in respect of the Arrangement

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a) cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.3, provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b) using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c) using commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(d) defending all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

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(e) not taking any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Purchaser or the Purchaser to consummate the Arrangement, or the other transactions contemplated by this Agreement;

(f) applying for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Nomad Shares comprising the Consideration, the Nomad Shares issuable upon the exercise of the Consideration Warrants, subject only to satisfaction by the Purchaser of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

(g) forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it.

4.5 Mutual Covenants

Other than in respect of obtaining all Regulatory Approvals, which approvals are governed by Section 4.6, each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it will:

(a) use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control;

(b) use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using commercially reasonable efforts to:

(i) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise materially adversely affecting its ability to make and complete, the Arrangement;

(ii) defend all lawsuits or other legal, regulatory or other Proceedings against the Purchaser or its directors or officers challenging or affecting this Agreement or the completion of the Arrangement; and

(iii) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(c) use commercially reasonable efforts to not take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(d) provide reasonable cooperation in respect of matters relating to communications, introductions and negotiations with all relevant stakeholders, including all relevant Aboriginal Peoples, in respect of the Company Properties.

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4.6 Covenants Related to Regulatory Approvals

With respect to obtaining all Regulatory Approvals required for the completion of the Arrangement, subject to the terms and conditions of this Agreement and until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party, as applicable to that Party, covenants and agrees to:

(a) use its commercially reasonable efforts to:

(i) obtain all required Regulatory Approvals and cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party; and

(ii) as regards any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, to respond promptly; and

(A) cooperate with the other Party; and

(B) furnish to the other Party such information and assistance as a Party may reasonably request,

in connection with preparing any submission or response to such request or notice from a Governmental Authority;

(b) as regards any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals:

(i) provide the other Party with drafts thereof in advance;

(ii) permit the other Party a reasonable opportunity to review in advance and comment thereon;

(iii) agree to consider those comments in good faith; and

(iv) provide the other Party with final copies thereof,

provided that any competitively sensitive information included therein may be provided on an “external counsel only” basis; and

(c) keep the other Party reasonably informed, on a timely basis, of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party.

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4.7 Resignations of Board

(a) Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and it shall cause any of its subsidiaries to use commercially reasonable efforts to cause, those directors of the Company and its subsidiaries listed in Schedule 4.7(a) of the Company Disclosure Letter to provide resignations as at the Effective Time.

(b) The Company will provide releases from liability to such individuals as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, each acting reasonably.

(c) Such Individuals will provide releases from liability to the Company, the Purchaser, and their subsidiaries, as applicable, as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, each acting reasonably.

(d) The Company will use its commercially reasonable efforts to retain any key employees identified by the Purchaser.

4.8 Indemnification and Insurance

(a) The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company and its subsidiaries (each such present or former director or officer of the Company or its subsidiaries being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof or the constating documents of the Company or its subsidiaries, as applicable, copies of which are included in the Company Diligence Information, will:

(i) survive, and continue in full force and effect following, the completion of the transaction contemplated by this Agreement; and

(ii) shall not be modified by such completion,

and the Company, and any successor to the Company (including any Surviving Corporation), and its subsidiaries shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b) Prior to the Effective Time, notwithstanding any other provision hereof, the Company will have purchased prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

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4.9 Pre-Acquisition Reorganization

(a) The Company agrees that, upon request of the Purchaser, the Company shall perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) provided, however, that the Pre-Acquisition Reorganization shall not:

(i) impede, delay or prevent completion of the Arrangement;

(ii) in the opinion of the Company, acting reasonably, prejudice Company Shareholders in any material respect;

(iii) unreasonably interfere in any material operations of the Company or its subsidiaries prior to the Effective Time;

(iv) require the Company to acquire the consent of any third parties, including under any applicable Contracts; or

(v) require the Company or any of its subsidiaries to contravene any Laws, their respective organizational documents or any Contract.

(b) The Purchaser must provide written notice to the Company of any proposed Pre- Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement, and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Purchaser has irrevocably waived or confirmed that all of the conditions set out in Section 7.1 and Section 7.3 have been satisfied and the Company is satisfied that all of the conditions set forth in Section 7.1 and Section 7.2 are capable of being satisfied prior to the Effective Time). Without limiting the foregoing and other than as set forth in Section 4.10(a) above, the Company shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization.

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(c) The Purchaser agrees that it will be responsible for all costs and expenses (including any professional fees and expenses) associated with any Pre- Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, taxes, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

4.10 Control of Business.

(a) Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time.

(b) Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its subsidiaries’ respective operations.

4.11 Delisting

The Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSXV and any other stock exchange the Company Shares are listed on promptly following the Effective Time, with effect as soon as practicable following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement.

4.12 Covenants Related to Regulatory Proceedings

(a) Each Party shall promptly notify the other Parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Parties to review in advance, to the extent permitted by Law, any proposed communication by such party to any Governmental Authority. No Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. The Parties will coordinate and cooperate fully and promptly with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods.

(b) The Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. If a Party receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a “second request”, such Party shall comply with such subpoena or civil investigative demand as promptly as practicable. If the Governmental Authority disputes the adequacy of compliance by a party with respect to a subpoena or civil investigative demand, the party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation.

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(c) Purchaser agrees to use its commercially reasonable efforts to obtain all Regulatory Approvals so as to enable the implementation of the Arrangement to occur as soon as reasonably practicable, but in no case later than the Outside Date, including (i) providing information, provided that any competitively sensitive information may be provided on an “external counsel only” basis; (ii) proposing, negotiating, committing to and/or effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise) such of either its assets, properties, or businesses or of the assets, properties, or businesses of the Company as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing the consummation of the transaction by the Outside Date. In addition, the Purchaser shall defend through litigation on the merits any claim asserted in court by any person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the implementation of the Arrangement by the Outside Date. Notwithstanding the foregoing, nothing in this Agreement (including this Section) shall obligate Purchaser to propose, negotiate, or effect any sale, divestiture, or disposition of any assets, properties, or businesses of Company or Purchaser that would be reasonably expected to have a Material Adverse Effect (i) on Purchaser’s anticipated benefits of the Arrangement or (ii) as measured against the Company’s revenues or profits.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Acquisition Proposals

(a) Except permitted in this Article 5, from and after the date of this Agreement and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company and its subsidiaries shall not, directly or indirectly, through any of their Representatives or otherwise, and shall not permit any such person to:

(i) make, initiate, solicit or encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

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(ii) enter into or otherwise engage or participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal provided, however, that the Company or its Representatives may communicate with such person for the sole purpose ofadvising such person: (a) of the restrictions of this Agreement or (b) that the terms of such Acquisition Proposal do not constitute or are not reasonably likely to result in a Superior Proposal;

(iii) take no position or remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or propose publicly to agree to accept, approve, endorse or recommend any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of this Section 5.1(a)(iii));

(iv) make or propose publicly to make a Change of Recommendation; or

(v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.1(e)).

(b) The Company:

(i) and its Representatives will, and will cause its subsidiaries and their Representatives, to immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any person (other than the Purchaser and its Representatives) with respect to any Acquisition Proposal or inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and, in connection therewith, the Company will:

(A) immediately discontinue access of any such person to any confidential information concerning the Company and its subsidiaries, including access to any data room, virtual or otherwise; and

(B) within two Business Days after the date hereof, to the extent such information has not previously been returned or destroyed, promptly request, and exercise all rights it has to require, the return or destruction of all copies of any confidential information regarding the Company and its subsidiaries provided to any person other than the Purchaser and its Representatives and the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or its subsidiaries, using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

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(c) The Company represents and warrants that since January 1, 2018, neither the Company nor any of its subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party and further covenants and agrees:

(i) not to release (or allow any of its subsidiaries to release) any person from, grant any permission under or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill or similar provisions in any such confidentiality agreement (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement shall not be a violation of this Section 5.1(c)); and

(ii) subject to Section 5.1(e), to, and to cause each of its subsidiaries to, take commercially reasonable efforts to enforce on a timely basis each confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party.

(d) The Company will:

(i) promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of:

(A) any Acquisition Proposal;

(B) any inquiry, proposal, or offer (or any amendment or supplement thereto) relating to an Acquisition Proposal; and

(C) any request received by the Company or any of its subsidiaries or any of their Representatives for:

(I) non-public information relating to the Company (or any of its subsidiaries); or

(II) access to properties, books, records or the provision of alist of securityholders of the Company (or any of its subsidiaries) by any person,

in connection with, or that could reasonably be expected to result in, an Acquisition Proposal; and

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(ii) include in the written notification contemplated in Section 5.1(d)(i):

(A) a copy of the Acquisition Proposal, inquiry, proposal, offer or request and any amendments thereto;

(B) a description of its material terms and conditions; and

(C) the identity of all persons making such Acquisition Proposal, inquiry, proposal, offer or request.

(e) Notwithstanding anything to the contrary contained in Section 5.1(a), if the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that did not result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may contact such person solely to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, and participate in discussions or negotiations regarding such Acquisition Proposal (notwithstanding that such person was restricted from making such Acquisition Proposal pursuant to an existing confidentiality agreement, standstill, permitted use, business purpose or similar restriction with the Company or any of its subsidiaries or Representatives), if and only if:

(i) the Company Board determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to result in a Superior Proposal (disregarding for the purposes of such determination any due diligence access condition) and that the failure to participate in discussions or negotiations with the person making such Acquisition Proposal or to provide them with such information would be inconsistent with its fiduciary duties;

(ii) the Company has been, and continues to be, in compliance in all material respects with its obligations under this Article 5; and

(iii) prior to or concurrently with providing any such copies, access, or disclosure, the Company:

(A) enters into and provides a copy of an Acceptable Confidentiality Agreement to the Purchaser (and in any event within 24 hours thereafter) upon its execution; and

(B) contemporaneously provides to the Purchaser any non-publicinformation concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives.

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(f) If the Company receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal if and only if:

(i) the Company did not breach in any material respect any provision of this Section 5.1 in connection with the preparation or making of such Acquisition Proposal and the Company has been and continues to be in compliance in all material respects with this Section 5.1;

(ii) the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Company Board has determined that:

(A) such Acquisition Proposal constitutes a Superior Proposal; and

(B) the Company Board intends to:

(I) withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement (including the recommendation that the Company Shareholders vote in favour of the Arrangement Resolution); and/or

(II) enter into an Acquisition Agreement with respect to such Superior Proposal;

in each case, within two Business Days following the expiration of the applicable Superior Proposal Notice Period;

(iii) the Company has provided the Purchaser with:

(A) a copy of the proposed Acquisition Agreement; and

(B) all supporting materials, including any financing documents supplied to the Company in connection therewith;

(iv) a period of at least five Business Days (such period being the “Superior Proposal Notice Period”) has elapsed from the date the Purchaser received the notice from the Company referred to in Section 5.1(f)(ii);

(v) during any Superior Proposal Notice Period, the Purchaser has been provided with the right to propose to amend the terms of this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(vi) the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(i).

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(g) During the Superior Proposal Notice Period:

(i) the Company Board will review promptly, diligently and in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal;

(ii) subject to the Company’s disclosure obligations under applicable Securities Laws:

(A) the fact of the making of; and

(B) each of the terms of, any such proposed amendments,

shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent; and

(iii) if the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, then the Company will:

(A) forthwith so advise the Purchaser; and

(B) promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement, and the Arrangement,

and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

(h) Each successive modification of any Superior Proposal shall:

(i) constitute a new Superior Proposal for the purposes of Section 5.1(f); and

(ii) require a new five Business Day Superior Proposal Notice Period from the date on which the Purchaser received the notice from the Company referred to in Section 5.1(f)(ii).

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(i) The Company Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after:

(i) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal, if the Acquisition Proposal has been publicly announced or made; or

(ii) the Company Board makes the determination referred to in Section 5.1(g)(iii) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Company shall provide the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on the form and content of any such news release, such news release to state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j) The Company and/or any of its subsidiaries will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from providing:

(i) or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1; or

(ii) the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(k) Nothing in this Agreement shall prohibit the Company from making a Change in Recommendation or from making any other disclosure to securityholders prior to the approval by the Company Shareholders of the Arrangement Resolution if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to take such action would be inconsistent with the Company Board’s exercise of its fiduciary duties or such action is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that:

(i) No Change in Recommendation may be made in relation to an Acquisition Proposal unless the requirements of Section 5.1(a) to (h), inclusive, have been satisfied; and

(ii) Prior to making a Change in Recommendation, the Company shall give to the Purchaser not less than 48 hours’ notice of its intention to make such a Change in Recommendation.

(l) Any violation of the restrictions set forth in this Article 5 by the Company’s Representatives, the Company’s subsidiaries and/or the Company’s subsidiaries’ Representatives shall be deemed a breach of this Article 5 by the Company and the Company shall ensure that its subsidiaries and the Company and each of their respective Representatives are aware of the provisions of this Section 5.1.

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5.2 Termination Fee

(a) “Termination Fee Event” means any of the following events:

(i) this Agreement shall have been terminated by the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(b)(ii) [Arrangement Resolution Not Approved] or terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Breach of Non-Solicitation Covenants], and:

(A) prior to such termination a bona fide Acquisition Proposal is publicly announced (other than by the Purchaser or any of its affiliates) and was not withdrawn before the Company Meeting; and

(B) within 365 days following the date of such termination:

(I) an Acquisition Proposal is consummated; or

(II) the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that for the purposes of this Section 5.2(a)(i) all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “50% or more”;

(ii) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Change of Recommendation], Section 6.1(c)(iii) [Breach of Representations, Warranties, Covenants or Agreements] or Section 6.1(c)(iv) Company Material Adverse Effect Has Occurred], unless the Purchaser is in breach of any of its representations, warranties, covenants or Agreements contained in this Agreement and such breach is reasonably likely to prevent, restrict or materially delay completion of the Arrangement; or

(iii) this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i) [Superior Proposal].

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(b) In the case of the occurrence of a Termination Fee Event referred to in:

(i) Section 5.2(a)(i), upon the consummation of the Acquisition Proposal referred to therein;

(ii) Section 5.2(a)(ii), within three Business Days following termination of this Agreement; or

(iii) Section 5.2(a)(iii), prior to or concurrent with termination of this Agreement,

the Company shall pay to the Purchaser (or its designated Affiliate) (the “Fee Recipient”) a termination fee equal to 4.5% of the market capitalization of the Company on the date that is a Business Day prior to the termination of this Agreement, calculated on a fully-diluted basis, using the closing price of the Company Shares on the TSXV on the last trading day prior to the Termination (the “Termination Fee”), and the Purchaser’s costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and related documents and instruments, including legal and accounting costs, fees and expenses (the “Termination Expenses”), both by wire transfer in immediately available funds to an account specified by the Purchaser (or its designated Affiliate). The payment of the Termination Fee and Termination Expenses shall be deemed to be paid upon the confirmation by the Company of the release of such wire transfer by the Company’s wiring financial institution. The Company shall pay the Termination Fee and the Termination Expenses (together with any other payments required to be made pursuant to Section 5.2(c)) less any applicable withholding or deduction for Taxes.

(c) Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s (and its Affiliates’) rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser or its Affiliates will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties and each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(d) The Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy of the Purchaser and its Affiliates in respect of the event giving rise to such payment, provided, however, that:

(i) nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser or its Affiliates as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement; and

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(ii) nothing contained in this Section 5.2 shall preclude the Company from seeking:

(A) injunctive relief in accordance with Section 8.16 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement; or

(B) specific performance of any of the acts, covenants or agreements set forth in this Agreement or the Confidentiality Agreement.

5.3 Expenses

(a) Subject to Sections 5.2, each Party will:

(i) pay:

(A) its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement; and

(B) any other costs, fees and expenses whatsoever and howsoever incurred; and

(ii) indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

ARTICLE 6

TERMINATION

6.1 Termination

(a) Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b) Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time, if:

(i) the Effective Time does not occur on or before the Outside Date, provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

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(ii) the Company Meeting is held and the Arrangement Resolution is not approved by the Company Shareholders in accordance with applicable Laws and the Interim Order; or

(iii) any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, provided that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement.

(c) Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time, if:

(i) the Company Board or any committee thereof:

(A) fails to publicly make a recommendation that the Company Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.5(f)(iii) and Section 5.1(i);

(B) fails to reaffirm its recommendation that the Company Shareholders vote in favour of the Arrangement Resolution by the fifth Business Day following receipt of a request by the Purchaser to do so (and if the Company Meeting is scheduled to occur within such five Business Day period, then prior to the date of the Company Meeting);

(C) withdraws, modifies, qualifies or changes, in a manner adverse to the Purchaser, its approval or recommendation of the Arrangement;

(D) takes no position or remains neutral with respect to any publicly announced or otherwise publicly disclosed Acquisition Proposal for a period exceeding three Business Days (or, if the Company Meeting is scheduled to occur within such three Business Day period, then prior to the date of the Company Meeting);

(each of the foregoing a “Change of Recommendation”)

(E) accepts, approves, endorses or recommends any Acquisition Proposal; or

(F) publicly proposes or announces its intention to do any of the foregoing;

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provided, however, that any announcement by the Company required by applicable Securities Laws prior to the expiry of any Superior Proposal Notice Period of the receipt by the Company of an Acquisition Proposal that is a Superior Proposal will not permit the Purchaser to terminate this Agreement;

(ii) the Company:

(A) enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(e)); or

(B) materially breaches any of its material obligations or material covenants set forth in Section 5.1;

(iii) subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv) a Company Material Adverse Effect has occurred and is continuing.

(d) Termination by the Company. This Agreement may be terminated by the Company:

(i) at any time prior to the approval of the Arrangement Resolution, if the Company Board approves and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal in accordance with Section 5.1(f), subject to the Company:

(A) complying with the terms of Section 5.1 in all material respects; and

(B) paying the Termination Fee; or

(ii) at any time prior to the Effective Time, subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied.

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6.2 Void upon Termination

(a) If this Agreement is terminated pursuant to Section 6.1, then:

(i) this Agreement shall become void and of no force and effect; and

(ii) no Party will have any liability or further obligation to the other Party hereunder,

except that the provisions of this Section 6.2, Section 4.12, Section 5.2 and Article 8 (other than Section 8.6, Section 8.8, and Section 8.16) shall survive any termination hereof pursuant to Section 6.1.

(b) Neither:

(i) the termination of this Agreement; nor

(ii) anything contained in Section 5.2 or this Section 6.2,

will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3 Notice and Cure Provisions

(a) If any Party determines, at any time prior to the Effective Time, that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, then such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date.

(b) Neither the Company nor the Purchaser may:

(i) elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof; or

(ii) exercise any termination right arising therefrom,

and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith, and in any event prior to the Effective Time, the Party intending to rely thereon has given a written notice to the other Party.

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(c) The notice required pursuant to Section 6.3(b) must specify, in reasonable detail all breaches of:

(i) covenants;

(ii) representations and warranties; or

(iii) other matters,

which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be.

(d) If any notice required pursuant to Section 6.3(b) is duly given, then provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the:

(i) Outside Date; and

(ii) date of expiration of a period of 10 Business Days from such notice.

(e) If notice required pursuant to Section 6.3(b) is duly given prior to the date of the Company Meeting, then such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a) the Arrangement Resolution has been approved by the Company Shareholders at the Company Meeting, in accordance with the Interim Order and applicable Laws;

(b) each of the Interim Order and Final Order:

(i) has been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably; and

(ii) has not been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

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(c) the necessary conditional approvals or equivalent approvals, as the case may be, of the TSXV and TSX will have been obtained;

(d) no Law has been enacted, issued, promulgated, enforced, made, entered, issued or applied and no order, writ, injunction, judgment, or decree will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(e) the Arrangement Filings, to be sent to the Registrar in accordance with this Agreement and the BCBCA, are in form and content satisfactory to the Company and the Purchaser, each acting reasonably, if applicable; and

(f) this Agreement has not been terminated in accordance with its terms.

7.2 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) the Purchaser has complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Purchaser in Section 3.2 are true and correct (disregarding for this purpose all materiality qualifications contained therein) at and as of the date hereof and Effective Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except for breaches of representations and warranties which have not had and would not reasonably be expected to prevent, significantly impede or materially delay the completion of the Arrangement;

(c) the Company has received a certificate of the Purchaser:

(i) signed by a senior officer of the Purchaser; and

(ii) dated the Effective Date,

certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

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(d) the Purchaser has complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Share Consideration and Non-Share Consideration; and

(e) the Purchaser shall have delivered evidence satisfactory to the Company of the approval of the listing and posting for trading on the TSX of the Nomad Shares comprising the Consideration, the Nomad Shares issuable upon the exercise of the Consideration Warrants outstanding at the Effective Time, subject only to satisfaction of the Standard Listing Conditions.

7.3 Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a) the Company has complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Company in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at and as of the date hereof and the Effective Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except for breaches of representations and warranties (other than the Fundamental Representations) which have not had and would not reasonably be expected to:

(i) have, individually or in the aggregate, a Company Material Adverse Effect; or

(ii) prevent, significantly impede or materially delay the completion of the Arrangement;

it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the Fundamental Representations must be accurate in all respects when made and as of the Effective Date;

(c) there has not occurred, prior to the Effective Time a Company Material Adverse Effect;

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(d) the Purchaser shall have received a certificate of the Company:

(i) signed by a senior officer of the Company; and

(ii) dated the Effective Date,

certifying that the conditions set out in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e) the Purchaser shall have received the duly completed and executed copies of the Lock-Up Agreement dated the Effective Date;

(f) the Purchaser shall have received the duly completed and executed copies of the Option Exercise and Termination Agreements in respect of all of the Company Optionholders;

(g) each of the Key Consents will have been obtained; and

(h) in connection with the Arrangement, the Company Shares in respect of which Company Shareholders have either:

(i) exercised Dissent Rights; or

(ii) have instituted proceedings to exercise Dissent Rights,

do not exceed 5% of the Company Shares then outstanding.

ARTICLE 8

GENERAL

8.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”).Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. Such advisors will use or disclose the Transaction Personal Information solely for purposes related to the transactions contemplated by this Agreement.

If the Arrangement is consummated, each Party shall, following the Effective Date, use or disclose Transaction Personal Information:

(a) only for those purposes for which such Transaction Personal Information was collected, used or disclosed prior to the Effective Date; and

(b) that relates directly to carrying on the business or to carrying out the purposes for which the transactions contemplated by this Agreement were implemented,

unless it obtains the consent of the individuals to whom such Transaction Personal Information relates, or as otherwise permitted or required by applicable Laws.

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Following the consummation of the Arrangement, the Purchaser shall notify all individuals to whom the Transaction Personal Information relates that: (a) the Arrangement has taken place; and (b) the Transaction Personal Information has been disclosed to the Purchaser.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized access, collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If the Arrangement is not consummated or this Agreement is terminated, each Party shall promptly return to the other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

8.2 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a) if to the Company as follows:

Coral Gold Resources Ltd.
900 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attn: David Wolfin, President and Chief Executive Officer
Email: [redacted] [private information]

with a copy (which will not constitute notice) to:

Harper Grey LLP

3200 – 650 W Georgia Street
Vancouver British Columbia V6B 4P7

Attention: Paul Bowes
Email: pbowes@harpergrey.com

(b) if to the Purchaser or the Purchaser:

Nomad Royalty Company Ltd.

1275 Av. des Canadiens-de-Montréal
Suite 500
Montreal, Québec H3B 0G4

Attention: Vincent Metcalfe, Chief Executive Officer
E-mail: [redacted] [private information]

and

Attention: Joseph de la Plante, Chief Investment Officer
E-mail: [redacted] [private information]

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with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
800, rue du Square-Victoria, Suite 3500
Montreal, Québec H4Z 1E9

Attention: Sébastien Bellefleur
Email: sbellefleur@fasken.com

8.3 Notices deemed given

Any demand, notice or other communication given pursuant to this Section 8.3 will be taken to be duly given, in the case of delivery by:

(a) hand, when delivered;

(b) facsimile, on receipt by the sender of a transmission control report from the dispatching machine showing the:

(i) relevant number of pages;

(ii) correct destination fax machine number or name of the recipient; and

(iii) the transmission has been made without error;

and

(c) email, on receipt by the sender of an email message from the recipient, specifically acknowledging receipt, such acknowledgement being in a form that is not automatically generated,

but if the result is that a demand, notice or other communication would be taken to be given or made on a day that is not a Business Day or the demand, notice or other communication is delivered later than 4:00 p.m. (local time of the recipient), then it will be taken to have been duly given or made at the commencement of business on the next Business Day.

8.4 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties; provided, that Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Purchaser without the Company’s prior written consent; provided that (i) such affiliate enters into a written agreement with the Company to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and (ii) the Purchaser shall continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such affiliate fails to do so.

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8.5 Benefit of Agreement

This Agreement will ensure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.6 Third Party Beneficiaries

(a) Except as provided in Section 4.8(a), which, without limiting its terms, is intended as stipulations for the benefit of the Indemnified Parties, the Parties intend that:

(i) this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties; and

(ii) no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite the foregoing, the Parties acknowledge to each of the Indemnified Parties their direct rights against the applicable Party under Section 4.8(a), which are intended for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c) The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any person who is not a Party, without notice to or consent of that Person, including any Indemnified Party.

8.7 Time of Essence

Time is of the essence of this Agreement.

8.8 Public Announcements

(a) No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

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(b) None of the Parties shall make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the other, provided, however, that:

(i) the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws; and

(ii) the Party making the disclosure shall use commercially reasonable efforts to:

(A) give prior oral or written notice to the other Party; and

(B) reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing),

and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing.

(c) Except as otherwise required by Section 5.1, the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any press release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal or a Change of Recommendation.

(d) The Parties acknowledge that this Agreement may be filed under such Party’s profile on SEDAR and or with the U.S. Securities Exchange Commission under the rules of the U.S. Exchange Act, as applicable; provided that each Party will provide reasonable opportunity for the other Party to review or comment on the disclosure or filing (including any proposed redactions).

8.9 Governing Law; Attornment

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.10 Entire Agreement

(a) This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof.

(b) There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

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8.11 Amendment

This Agreement and the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with or modify any of the:

(i) conditions precedent referred to in Article 7; or

(ii) any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties.

8.12 Waiver and Modifications

(a) Any Party may:

(i) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto;

(ii) extend the time for the performance of any of the obligations or acts of the other Parties;

(iii) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto; or

(iv) waive the fulfillment of any condition to its own obligations contained herein.

(b) No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless:

(i) made in writing; and

(ii) signed by the Party or Parties purporting to give the same,

and, unless otherwise provided, will be limited to the specific breach or condition waived.

(c) The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

(d) No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled.

(e) No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

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8.13 Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

8.14 Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that:

(a) they and their respective counsel have reviewed and negotiated this Agreement;

(b) the Parties have adopted this Agreement as the joint agreement and understanding of the Parties;

(c) the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent;

(d) the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document; and

(e) no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.15 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, make commercially reasonable efforts to do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date:

(a) reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement; and

(b) if the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

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8.16 Injunctive Relief

Subject to Section 5.2(c), the Parties agree that irreparable harm would occur if any of the provisions of this Agreement:

(a) are not performed in accordance with their specific terms; or

(b) are otherwise breached,

for which money damages would not be an adequate remedy at law and accordingly agree that, in addition to any other remedy to which a Party may be entitled at law or in equity, a Party will be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement and the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

8.17 No Personal Liability

(a) No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b) No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.18 Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

By:	(Signed “Vincent Metcalfe”)
Name:	Vincent Metcalfe
Title:	Chief Executive Officer

CORAL GOLD RESOURCES LTD.

By:	(Signed “David Wolfin”)
Name:	David Wolfin
Title:	President and Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF THE BUSINESS

CORPORATIONS ACT (BRITISH COLUMBIA)

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms set forth in this Plan of Arrangement, as amended or varied from time to time in accordance with the terms of the Arrangement Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated August 23, 2020 between the Purchaser, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Company Shareholders, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

“Company” means Coral Gold Resources Ltd.;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Options” means, at any time, the outstanding options to acquire Company Shares granted pursuant to the Company Stock Option Plan, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares of the Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

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“Consideration” means, together, the Share Consideration and Non-Share Consideration, being the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for each whole Company Share;

“Consideration Cash” means CAD$0.05 in cash per Company Share, being part of the Non-Share Consideration;

“Consideration Warrant” means one whole Nomad Share purchase warrant entitling the holder thereof to purchase one Nomad Share at a price equal to the Consideration Warrant Exercise Price, for a period of 24 months following the Effective Date, which warrant is exercisable (i) outside the United States by holders that are not U.S. Persons, or (ii) within the United States, by a holder that is a U.S. Person, if an exemption from registration under the U.S. Securities Act and state Securities Laws is available, and which warrant shall be transferable, subject to applicable Securities Laws; provided that if the daily volume weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Warrants, the Purchaser may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date;

“Consideration Warrant Exercise Price” means $1.71;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“Depositary” means any trust company, bank or financial institution agreed to in writing by each of the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.2;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Nomad Shares and Consideration Warrant issuable as Consideration pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

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“final proscription date” shall have the meaning ascribed thereto Section 5.5;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, and the required notice to the Company Shareholders of the hearing for the Final Order, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Nomad Shares” means the common shares in the capital of the Purchaser, as currently constituted;

“Non-Share Consideration” means the Consideration Cash and 0.4 of a Consideration Warrant;

“Non-Share Consideration Fraction” means a fraction equal to the quotient obtained when (x) the sum of the Consideration Cash and $0.06, divided by (y) the sum of the Consideration Cash and $1.16;

“Parties” means the Company and the Purchaser and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement, with the consent of the Company and the Purchaser, each acting reasonably, or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Nomad Royalty Company Ltd.;

“Share Consideration” means 0.8 of a Nomad Share;

“Share Consideration Fraction” means 1 minus the Non-Share Consideration Fraction;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended form time to time;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

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1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Purchaser, the Company, the Company Shareholders.

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ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

On the Effective Date, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a) First, at the Effective Time, the following shall occur simultaneously:

(i) a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Non-Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Non-Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share; and

(ii) a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share.

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(b) Second, and five minutes after the Effective Time, all Company Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all liens, claims and encumbrances) to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Section 4.1, and

(i) such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1;

(ii) the name of each such Dissenting Shareholder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares; and

(iii) the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any liens, claims and encumbrances) and shall be entered in the registers of Company Shareholders maintained by or on behalf of Company.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the aggregate Consideration Cash and certificates or direct registration advice-statements (“DRS”) representing the Nomad Shares and Consideration Warrants required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of cheques or wire transfers representing the Consideration Cash and certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants to which they are entitled pursuant to Section 3.1.

3.3 Nomad Shares and Consideration Warrants

(a) No fractional Nomad Shares and Consideration Warrants shall be issued to Former Company Shareholders. The number of Nomad Shares or Consideration Warrants to be issued to Former Company Shareholders shall be rounded down to the nearest whole Nomad Share or Consideration Warrant in the event that a Former Company Shareholder is entitled to a fractional share or fractional warrant representing less than a whole Nomad Share or Consideration Warrant, respectively; and

(b) All Nomad Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA and all Consideration Warrants shall be validly granted.

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ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than the Purchaser and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Purchaser, free and clear of all liens, claims and encumbrances, as provided in Section 3.1(b) and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Non-Share Consideration contemplated by Section 3.1(a)(i) and the Share Consideration contemplated by Section 3.1(a)(ii) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights,

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

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ARTICLE 5

DELIVERY OF CONSIDERATION

5.1 Delivery of Consideration

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA, the Securities Transfer Act (British Columbia) and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that such holder is entitled to receive in accordance Section 3.1, less any amounts withheld pursuant to Section 5.4.

5.2 Delivery of Consideration

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that the holder of such certificate is entitled to receive in accordance with Section 3.1.

No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.3 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash comprising the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash is to be delivered shall, as a condition precedent to the delivery of such certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser and the Depositary may direct, or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

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5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Nomad Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Nomad Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Nomad Shares.

5.5 Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person, including any Company Shareholder, under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any person, including any Former Company Shareholder, such amounts as the Purchaser, the Company or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Without limiting the foregoing, any statutorily required withholding obligation with regard to any Company Shareholder, or any other person pursuant to this Plan of Arrangement may be satisfied by selling on such person's behalf a portion of the Nomad Shares and Consideration Warrants to be delivered.

The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to such person as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, the Purchaser, and the Company, as applicable, shall not withhold shares where such person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of the Purchaser, and the Company, as applicable.

5.6 Final Proscription Date

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then (i) the Nomad Shares and Consideration Warrants that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Nomad Shares and Consideration Warrants shall be delivered to the Purchaser by the Depositary and the share certificates and warrant certificates shall be cancelled by the Purchaser, (ii) such Former Company Shareholder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration Cash held by the Depositary in trust for such Former Company Shareholder that such Former Company Shareholder was entitled to receive; and the interest of the Former Company Shareholder in any Consideration that such Former Company Shareholder was entitled to receive shall be terminated as of such final proscription date. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

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Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the date that is six years after the Effective Date, and any right or claim to payment hereunder that remains outstanding on or before the date that is six years after the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration Cash pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

5.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims and encumbrances or other claims of third parties of any kind.

5.8 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Company Shareholder, and such amendments, modifications or supplements need not be filed with the Court or communicated to the Former Company Shareholders.

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Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Purchaser and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Nomad Shares and Consideration Warrants to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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SCHEDULE B

ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF CORAL GOLD RESOURCES LTD.
(THE “COMPANY”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. The arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company and its shareholders, all as more particularly described and set forth in the Management Information Circular of the Company dated ●, 2020 (the “Circular”), is hereby authorized, approved and adopted.

B. The plan of arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Plan of Arrangement”) involving the Company and its securityholders and implementing the Arrangement, the full text of which is attached as Appendix ● to the Circular is hereby authorized, approved and adopted.

C. The Arrangement Agreement (as it may be amended from time to time in accordance with its terms, the “Arrangement Agreement”) dated as of August 23, 2020 between the Company and Nomad Royalty Company Ltd. and all the transaction contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

D. The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

E. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of the Company, or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement; and

(b) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

F. Any officer or director of the Company is hereby authorized for and on behalf of the Company to execute and deliver for filing with the Registrar under the BCBCA any and all documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents.

G. Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the ____ day of August, 2020

BETWEEN:

THE PERSONS LISTED ON SCHEDULE A HERETO (collectively, the “Securityholders” and each individually a “Securityholder”)

-and-

Nomad Royalty Company Ltd., a corporation existing under the laws of Canada (“Nomad”)

WHEREAS each Securityholder is the registered and/or direct or indirect beneficial owner, or has control or direction of the issued and outstanding Shares and/or Options (each as defined herein) set forth opposite such Securityholder’s name on Schedule A hereto, if any;

AND WHEREAS each Securityholder understands that Nomad and Coral are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein) providing for the Arrangement (as defined herein);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of each Securityholder: (i) to vote its Shares (as defined herein) or cause the same to be voted in favour of the Arrangement Resolution (as defined herein); and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS each Securityholder acknowledges that Nomad would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Securityholder;

AND WHEREAS the foregoing recitals are made by a Securityholder only with respect to itself and its Securityholder Securities and, for greater certainty, are not made in relation to any other Securityholder or any other Securityholder Securities;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement:

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, as amended or varied from time to time in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court as contemplated in the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement dated the date hereof between Coral and Nomad, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Shareholders, such resolution to be considered at the Coral Meeting;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Coral” means Coral Gold Resources Ltd., a corporation existing under the laws of British Columbia;

“Coral Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Coral Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

“Court” means the Supreme Court of British Columbia or other court as applicable;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means the time on the Effective Date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the Toronto Stock Exchange, the TSX Venture Exchange or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

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“Lock-Up Agreement” means the lock-up agreement, dated effective on or before the Effective Date between Nomad and David Wolfin in substantially the form attached hereto as Schedule D to the Arrangement Agreement;

“Option” means an option to acquire Shares granted pursuant to the Coral Stock Option Plan;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A attached to the Arrangement Agreement, as amended, modified or supplemented in accordance with the Arrangement Agreement or Article 6 of the Plan of Arrangement or at the direction of the Court as contemplated in the Arrangement Agreement;

“Securityholder” means a holder of one or more Shares or Options;

“Securityholder Securities” means all Shares and all other securities of Coral including, but not limited to, Options, owned by the Securityholder prior to the Effective Time, including: (i) all Shares issuable upon the exercise of Options owned by the Securityholder; and (ii) all securities of Coral or of any holding body corporate, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares or Options or any interest in Coral;

“Shareholder” means a holder of one or more Shares;

“Shares” means the common shares of Coral, as currently constituted; and

“U.S. Securities Act” means the United States Securities Act of 1933.

1.2 Definitions in Arrangement Agreement

All capitalized terms used in this Agreement that are not defined in Section 1.1 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3 Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule A - List of Securityholders and Securityholder Securities

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ARTICLE 2

COVENANTS OF THE SECURITYHOLDERS

2.1 General

Each of the Securityholders severally, and not jointly or jointly and severally, hereby covenants and irrevocably agrees in favour of Nomad that, from the date hereof until the termination of this Agreement in accordance with Article 4, such Securityholder will, and will ensure that any holder of record of such Securityholder’s Securities will:

(a)	not, and will not cause to, option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Securityholder Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, except pursuant to the Arrangement and the exercise of Options in accordance with their terms;

(b)	not, and will not cause to, grant or agree to grant any proxy or other right to vote any Securityholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Securityholder Securities that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(c)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement;

(d)	not vote or cause to be voted any Securityholder Securities in respect of any proposed action by Coral or its shareholders or affiliates or any other person in a manner which would reasonably be expected to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(e)	irrevocably waive to the fullest extent permitted by law any and all rights of the Securityholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(f)	in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the Securityholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Securityholder Securities;

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(g)	not solicit, initiate, cause, knowingly encourage, or take any other action designed to facilitate, any inquiry, indication of interest or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

(h)	not make any public comment or statement, written or oral, which is inconsistent with the Securityholder’s obligations under this Agreement or publicly withdraw support from the transactions contemplated by the Arrangement Agreement;

(i)	advise Nomad of any purchase of securities of Coral by the Securityholder in the market, by private agreement or otherwise (and any such securities shall be deemed to be subject to the terms hereof as Securityholder Securities);

(j)	take all such steps as are necessary or advisable to ensure that at the Effective Time, its Securityholder Securities will be held by such Securityholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Securityholder Securities or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Securityholder Securities, provided however that nothing in this Section 2.1 will prevent the Securityholder, and solely in his or her capacity as a director or senior officer, from acting, on advice from counsel, in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Coral.

2.2 Voting of the Securityholder’s Shares in Favour of the Arrangement Resolution

Each Securityholder hereby agrees with Nomad that it will vote (or cause to be voted), all of the Securityholder’s Shares included in the Securityholder Securities in favour of the Arrangement Resolution, except to the extent as any Securityholder may be precluded from voting by operation of applicable laws, and any actions required in furtherance of the actions contemplated thereby at the Coral Meeting, in furtherance of the Arrangement, and on or before the tenth business day prior to the Coral Meeting, duly complete and cause forms of proxy in respect of all of the Securityholder’s Shares, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement. Each Securityholder will provide copies of each such form of proxy or voting instruction form referred to above to Nomad concurrently with its delivery as provided for above.

2.3 Lock-Up Agreement

In the case of David Wolfin, such Securityholder agrees to enter into the Lock-Up Agreement with effect as of the Effective Time.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Securityholders

Each of the Securityholders, hereby severally, and not jointly or jointly and severally, represents and warrants to and covenants with Nomad as follows, and acknowledges that Nomad is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Authorization. If such Securityholder is a corporation or other legal entity, such Securityholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. Such Securityholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by such Securityholder and constitutes a legal, valid and binding agreement enforceable by Nomad against such Securityholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b)	Ownership of Shares and Other Securities. Such Securityholder is, and will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Securityholder Securities (subject to (i) any adjustments contemplated by the Arrangement, (ii) the exercise of Options in accordance with their terms, and (iii) the ordinary course issuance of awards by Coral to a Securityholder under the Coral Stock Option Plan), with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. Such Securityholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of such Securityholder Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(d)	Voting. Other than pursuant to this Agreement, none of such Securityholder’s Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

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(e)

Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Authority which has not been made or obtained is required to be made or obtained by the Securityholder in connection with:

(i)	the execution and delivery by the Securityholder and enforcement against the Securityholder of this Agreement; or

(ii)	the consummation of any transactions by the Securityholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Authority or threatened against such Securityholder or any of its affiliates that would adversely affect in any manner the ability of such Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of such Securityholder to any of its Securities and there is no judgment, decree or order against such Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of such Securityholder to any of its Securityholder Securities.

(g)	No Other Securities. The only securities of Coral beneficially owned or controlled, directly or indirectly, by such Securityholder are the Securityholder Securities set ofrth under Schedule A hereto and such Securityholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Securityholder or transfer to such Securityholder of additional securities of Coral, except for securities issued in connection with the ordinary course issuance of awards by Coral to a Securityholder under the Coral Stock Option Plan.

(h)	Survival. The representations and warranties of the Securityholder set forth in this Section 3.1 shall survive the completion of the transactions contemplated in the Arrangement Agreement and, despite such completion, shall continue in full force and effect for the benefit of Nomad for a period of one year from the date of this Agreement, except for the representation and warranty in clause (b) above, which shall survive indefinitely.

3.2 Representations and Warranties of Nomad

Nomad hereby represents and warrants to each Securityholder as follows, and acknowledges that each Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)

it is a corporation duly continued under the Canada Business Corporations Act, and it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

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(b)	the execution and delivery of this Agreement by Nomad and the consummation by Nomad of the transactions contemplated hereunder have been duly authorized by the board of directors or similar authority of Nomad and no other internal proceedings on the part of Nomad are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Nomad and constitutes a legal, valid and binding agreement enforceable by the Securityholder against Nomad in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. Nomad is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(c)	no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, a third party or any Governmental Authority is required to be obtained or made by Nomad in connection with:

(i)	the execution and delivery by Nomad and enforcement against Nomad of this Agreement; or

(ii)	the consummation of any transactions by Nomad provided for herein as a condition of completing such transactions, except for, in either case, the filing of insider trading reports under applicable securities legislation, and such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement.

(d)	The representations and warranties of Nomad set forth in this Section 3.2 shall survive the completion of the transactions contemplated in the Arrangement Agreement and, despite such completion, shall continue in full force and effect for the benefit of the Securityholder for a period of one year from the date of this Agreement.

ARTICLE 4

TERMINATION

4.1 Automatic Termination

This Agreement shall automatically terminate:

(a)	at the Effective Time; or

(b)	in the event that the Arrangement Agreement is terminated in accordance with its terms.

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4.2 Agreement to Terminate

This Agreement may be terminated as between a Securityholder and Nomad by a written instrument executed by each of Nomad and such Securityholder.

4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void as between the applicable Securityholder and Nomad and no such party shall have liability to the other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination, in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 5

GENERAL

5.1 Further Assurances

Each of the Securityholders and Nomad will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2 No Effect on Representations and Warranties

No investigations made by or on behalf of Nomad or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Securityholder herein or pursuant hereto.

No investigations made by or on behalf of the Securityholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by Nomad herein or pursuant hereto.

5.3 Disclosure

Except as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Notwithstanding the above, the parties agree and consent to the existence and terms and conditions of this Agreement being disclosed in any news release or information circular relating to the Coral Meeting, and the filing of a copy thereof by Coral at www.sedar.com.

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5.4 Assignment; Enurement

Subject to prior written notice to each Securityholder, Nomad may assign all or part of its rights under this Agreement to a direct or indirect wholly owned subsidiary of Nomad, but, if such assignment takes place, Nomad shall continue to be liable jointly and severally with the assignee for any obligations hereunder. This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed. The provisions of this Agreement will be binding upon and enure to the benefit of the parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

5.5 Time

Time shall be of the essence of this Agreement.

5.6 Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

5.7 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

5.8 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.9 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by a Securityholder and Nomad.

5.10 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, in the case of:

(a)	Nomad, addressed as follows:

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Nomad Royalty Company Ltd.
1275 Av. des Canadiens-de-Montréal
Suite 500
Montréal, Quebec H3B 0G4

Attention: Vincent Metcalfe, Chief Executive Officer
E-mail: [redacted] [private information]

and

Attention: Joseph de la Plante, Chief Investment Officer
E-mail: [redacted] [private information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
800, rue du Square-Victoria, bureau 3500
Montréal, Québec H4Z 1E9

Attention: Sébastien Bellefleur
Email: sbellefleur@fasken.com

(b)	a Securityholder, addressed as follows:

c/o Coral Gold Resources Ltd.
900 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attn: David Wolfin, President and Chief Executive Officer
Email: [redacted] [private information]

with a copy (which will not constitute notice) to:

Harper Grey LLP
3200 - 650 W Georgia Street
Vancouver British Columbia V6B 4P7

Attention: Paul Bowes
Email: pbowes@harpergrey.com

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

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5.11 Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

5.12 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement. Each of the parties hereby acknowledges that it fully understands this Agreement.

5.13 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.14 Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier or other electronic transmission.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
)
Name: David Wolfin	) )

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
)
Name: Andrew Kaplan	) )

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
)
Name: Ron Andrews	) )

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
)
Name: Russell Price	) )

Signature Page to Support and Voting Agreement

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
)
Name: Nathan Harte	) )

SIGNED, SEALED AND DELIVERED by:	) ) ) ) )
)
Name: Dorothy Chin	) )

Signature Page to Support and Voting Agreement

NOMAD MINING CORPORATION

By:
Name:
Title:

Signature Page to Support and Voting Agreement

SCHEDULE A

Securityholders

Name of Securityholder	No. of Options	No. of Shares

David Wolfin, CEO	1,500,000	8,581,728
Andrew Kaplan (Independent Director)	450,000	575,000
Ron Andrews (Independent Director)	500,000	821,500
Russell Price (Independent Director)	350,000	0
Nathan Harte (CFO)	105,000	30,000
Dorothy Chin (Corporate Secretary)	200,000	0

David Wolfin (CEO) has only control and direction over the following:
Debbie Wolfin (spouse of Mr. Wolfin)	0	400,750
Estate of Lou Wolfin (deceased father of Mr. Wolfin – to be distributed to Mr. Wolfin and his family)	0	102,500
Frobisher Securities Ltd.	0	6,315,102
Joan Wolfin Alter Ego Trust No. 1 (“JWAET”)	0	1,389,904

TOTAL:	3,105,000	18,216,484

SCHEDULE D

LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

[Date]

To:	Nomad Royalty Company Ltd. 1275 Av. des Canadiens-de-Montréal Suite 500 Montréal, Quebec H3B 0G4

Re:	Nomad Royalty Company Ltd. – Lock-Up Agreement

Dear Sirs/Mesdames:

1. The undersigned understands that Nomad Royalty Company Ltd. (the “Purchaser”) has entered into an arrangement agreement (the “Arrangement Agreement”) with Coral Gold Resources Ltd. (the “Company”) providing for the acquisition by the Purchaser of all of the issued and outstanding shares of the Company by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to which the Purchaser will, among other things, issue to the undersigned, directly or indirectly, the Consideration set out in Schedule “A”.

2. Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Arrangement Agreement.

3. The undersigned hereby irrevocably agrees that, without the prior written consent of the Purchaser, which may be withheld at the Purchaser’s sole discretion, the undersigned will not (and will so cause entities, corporate or otherwise, controlled by the undersigned not to), until the date that is six months from the date hereof (the “Lock-Up Expiry Date”), directly or indirectly: (i) offer, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of the common shares of the Purchaser (the “Shares”) identified as Lock-Up Shares in Schedule “A” (the “Lock-Up Shares”), being one-half of the Shares plus one-half of any Shares acquired upon exercise of the Consideration Warrants (as described under Schedule A), if any, which were issued to the undersigned, directly or indirectly, pursuant to the Arrangement; or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or other Shares of the Company, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Shares or other securities of the Company, in cash or otherwise, except pursuant to:

a) any transfer or other disposition of Lock-Up Shares (i) to the spouse, domestic partner, parent, sibling, child or grandchild (each, an “immediate family member”) of the undersigned or to a trust formed for the benefit of the undersigned or of an immediate family member of the undersigned or (ii) as a bona fide gift or by will or intestacy or other testamentary document or applicable laws of descent; provided that each transferee in the case of each of clauses (i) and (ii) shall sign and deliver a lock-up agreement substantially in the form of this letter agreement prior to or upon such transfer;

1

b) any transfer or other disposition of Lock-Up Shares to the Purchaser or to any subsidiary of the Purchaser; or

c) a transfer in connection with a bona fide take-over bid made to all holders of Shares or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any securities shall remain subject to the restrictions contained in this lock-up agreement.

4. (a) The undersigned further hereby irrevocably agrees, so long as the undersigned holds, directly or indirectly, more than 2,500,000 Shares (provided that the number of Shares held, directly or indirectly by the undersigned shall be deemed to include any Shares that may be acquired by the undersigned after the date hereof upon the exercise of common share purchase warrants, including any Consideration Warrants, options, or other convertible debentures), and subject to the exemption described below in Section 4(b), that the undersigned shall give the Purchaser prior written notice (a “Sell Notice”) of its intention to sell any Shares of the Purchaser in any 30 day period, including, but not limited to, the Lock-Up Shares set out in Schedule “A”, (the “Offered Shares”), setting forth the terms of the proposed sale including, but not limited to, the number of Offered Shares and the price thereof and, upon receipt of the Sell Notice, the Purchaser shall have the right for a period of 5 Business Days to elect to purchase or designate the purchasers which will purchase all or any part of the Offered Shares at the same price and on the same terms and conditions set forth in the Sell Notice. If, and to the extent that, the Purchaser does not, or its designated purchasers do not, confirm an intent to, purchase all of the Offered Shares within such 5 Business Day period, or the Purchaser or its designated purchasers do not complete the purchase of all of the Offered Shares within 10 Business Days from the date of receipt of the Sell Notice, whichever comes first the undersigned shall have the right for a period of 15 Business Days thereafter to sell, without further notice to the Purchaser, the remaining Offered Shares at a price not less, and on terms no more favorable, than the price and terms set forth in the Sell Notice (a) through the facilities of any stock exchange upon which the Shares are traded; or (b) through a private transaction or series of private transactions, following which 15 days the provisions of this Section 4 shall again apply, provided, however, that this Section 4 shall not apply to a transfer in connection with a bona fide take-over bid made to all holders of Shares or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any securities shall remain subject to the restrictions contained in this lock-up agreement.

(b) Notwithstanding the foregoing, but subject to Section 3, the undersigned may sell any Shares in any thirty (30) day period up to the number of Shares that does not exceed 20% of the previous month’s trading volume of the common shares of the Purchaser on the Toronto Stock Exchange.

2

5. Upon request from the Purchaser, the undersigned shall promptly deliver to the Purchaser a statement of account showing the undersigned’s ownership of Shares (including the Shares acquired upon exercise of the Consideration Warrants).

6. The undersigned understands that the Purchaser and the Company are relying upon this lock-up agreement in proceeding toward closing of the Arrangement. The undersigned further acknowledges and confirms that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and permitted assigns, and will enure to the benefit of the Purchaser, the Company and their legal representatives, successors and permitted assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this lock-up agreement.The undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof upon the reasonable request of the Purchaser.

7. The undersigned acknowledges and confirms that the consideration for the entering into of this lock-up agreement is the completion of the transactions set out in the Arrangement and receipt of the Consideration pursuant thereunder.

8. This lock-up agreement is governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

9. This lock-up agreement may be executed in one or more counterparts, and may be delivered by facsimile or other electronic means, each of which when so signed and delivered will be deemed to be an original and together will constitute one and the same instrument

[remainder of page intentionally left blank]

3

Yours truly,

David Wolfin:

(Signature of Securityholder)	(Signature of Witness)

4

Schedule “A”

[To be completed immediately prior to the Effective Time.]

Consideration:

	Consideration Cash		Consideration Warrants	Share Consideration

David Wolfin	$	[25,865.00]	[206,920]	[413,840]
Estate of Lou Wolfin Scotiabank Acct [redacted] [private information]	$	[2,562.50]	[20,500]	[41,000]
Intermark Capital Corp.	$	[378,190.65]	[3,025,525]	[6,051,050]
Oniva International Services Corp.	$	[22,468.25]	[179,746]	[359,492]

TOTAL:	$	[429,086.40]	[3,432,691]	[6,865,382]

The Lock-Up Shares means:

Shares

David Wolfin	[206,920]
Estate of Lou Wolfin Scotiabank Acct [redacted] [private information]	[20,500]
Intermark Capital Corp.	[3,025,525]
Oniva International Services Corp.	[179,746]

TOTAL:	[3,432,691]

plus one-half of any Shares acquired upon exercise of the Consideration Warrants issued to any of the above.

SCHEDULE E

OPTION EXERCISE AND TERMINATION AGREEMENT

OPTION EXERCISE AND TERMINATION AGREEMENT

THIS AGREEMENT is entered into this _____ day of ____________________, 2020.

BETWEEN:

CORAL GOLD RESOURCES LTD., a corporation subsisting

under the laws of the Province of British Columbia

(the “Company”)

AND

______________________________________________

(the “Optionholder”)

WHEREAS the Company and Nomad Royalty Company Ltd. (the “Purchaser”) have entered into an arrangement agreement dated August <@>, 2020 (the “Arrangement Agreement”) and propose to consummate an arrangement Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) as set forth in the plan of arrangement attached as Schedule A to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Optionholder holds unexercised options (the “Options”) to acquire common shares of the Company (the “Company Shares”) granted pursuant to the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended (the “Stock Option Plan”), the particulars of which are identified in the attached Appendix A;

AND WHEREAS at a special meeting of shareholders of the Company (collectively, the “Company Shareholders”), the Company Shareholders will be asked to consider and vote upon the Arrangement;

NOW THEREFORE this Agreement witnesses that in consideration of the covenants and agreements herein contained, the sum of one dollar ($1.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as set forth below.

1. The Optionholder acknowledges that on August <@>, 2020, in accordance with the terms of the Arrangement Agreement and the Stock Option Plan, the Board of Directors of the Company resolved that all unvested options to acquire Company Shares that are outstanding under the Stock Option Plan shall become exercisable immediately as of August <@>, 2020.

2. Notwithstanding the terms of the Options and any terms and conditions set out in the Stock Option Plan or any certificate representing the Options, the Optionsholder agrees that, to the extent that any Options are not exercised in full by September <@> at 5:00 p.m. PST (the “New Expiry Date”) [NTD: Insert the date of the final order.], subject to the terms of this Agreement, such Options shall, at the Effective Time (but subject to the completion of the Arrangement), become null and void without any compensation, without the need for execution of any further documentation by or on behalf of the Optionholder or the Company and the Options shall be deemed to be surrendered in accordance with the foregoing at such time and the Optionholder acknowledges that upon such surrender of the Options that the Optionholder shall have no further rights in respect of the Options.

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3. The Optionholder consents to, and approves, the surrender and cancellation of the Options that have not been exercised by the New Expiry Date pursuant to this Agreement and agrees that it shall not exercise any rights or remedies available at common law or pursuant to applicable securities or corporate law to delay, hinder, upset or challenge the Arrangement, nor exercise any dissent rights that may be granted in respect of the Arrangement.

4. With effect immediately on the Effective Time, the Optionholder does forever release, remise and discharge the Company and the Purchaser and their respective officers, directors, shareholders, employees, agents, insurers and their respective successors and assigns (hereinafter collectively referred to as the “Released Parties”) from any and all actions, causes of action, contracts (whether express or implied), claims and demands for damages, loss or injury, suits, debts, sums of money, expenses, interest, costs and claims of any nature and kind whatsoever, at law or in equity, which the Optionholder may then have or may thereafter have against any of the Released Parties, by reason of or arising out of or under any Options or the surrender and termination of the Options.

5. No later than on the Effective Date, the Optionholder agrees to provide funds to the Company in an amount equal to the amount of Taxes, if any, that the Company is required to remit to any taxing authority with respect to any benefit realized in respect of the Options under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of any applicable federal, provincial, state, local or foreign Tax Law, as the case may be. Notwithstanding the foregoing, should the Optionholder fail to provide such funds to the Company on a timely basis, the Purchaser is hereby directed to transfer to the Company such portion of the Consideration Cash and to sell or otherwise dispose of such portion of any share or other security otherwise issuable to the Optionholder under the Arrangement and remit the proceeds thereof to the Company, to the extent necessary to provide sufficient funds to the Company to enable it to comply with such remittance requirements.

6. This Agreement shall be terminated automatically if the Arrangement Agreement is terminated in accordance with its terms prior to the Effective Time. In the event of the termination of this Agreement, notwithstanding any other provision of this Agreement, all Options held by the Optionholder shall be deemed to be unaffected by this Agreement and shall continue in full force and effect. For greater certainty, the parties acknowledge and agree that this Agreement is conditional upon the completion of the Arrangement and in the event of the termination of this Agreement the Options will not be surrendered to the Company and any unexercised Options will continue to exist and will be subject to the terms of the Options under which they were granted or issued on their original terms.

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7. The Optionholder hereby represents and warrants that the Optionholder has not assigned or encumbered and will not at or prior to the Effective Time assign or encumber the Options.

8. The Optionholder has the requisite power and authority and is duly authorized to execute and deliver this Agreement and upon execution hereof, this Agreement shall constitute a valid and binding agreement enforceable against the Optionholder in accordance with its terms.

9. The Company and the Optionholder agree to take such additional action as may be necessary or advisable in order to give effect to this Agreement.

10. The Optionholder and the Company agree that each will pay their own respective expenses in connection with this Agreement and the transactions contemplated herein,

11. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

12. The invalidity or unenforceability of any covenant or provision of this Agreement shall not affect the validity or enforceability of any other covenant or provision of this Agreement and this Agreement shall be construed as if such invalid or unenforceable covenant or provision were omitted.

13. Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

14. This Agreement may be executed in several counterparts and delivered by facsimile or other electronic means, and each such executed counterpart, when so delivered, shall be deemed to be an original and when taken together shall constitute one and the same instrument.

15. The Optionholder acknowledges that it has read and understood this Agreement and has obtained independent legal advice in connection with this Agreement and the provisions herein, or has freely chosen not to obtain such legal advice.

16. This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

17. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements, understandings, negotiations or discussions, whether oral or written, and there are no other written or verbal agreements or representations with respect to the subject matter hereof.

18. Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Arrangement Agreement. The Optionholder acknowledges that is has been provided with a copy of the Arrangement Agreement.

[The remainder of this page is intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

CORAL GOLD RESOURCES LTD.

By:
Name: David Wolfin
Title: President and Chief Executive Officer

SIGNED, SEALED AND DELIVERED by <@> in the presence of:	) ) ) )
Witness	) )	<@>
Address	) )
) )
Occupation	)